As filed with the SEC on ______________.                 Registration No._______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

                                   ----------

                                   PRUCO LIFE
                           VARIABLE UNIVERSAL ACCOUNT
                              (Exact Name of Trust)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                          Pruco Life Insurance Company
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                                 (800) 286-7754
          (Address and telephone number of principal executive offices)

                                   ----------

                                Thomas C. Castano
                               Assistant Secretary
                          Pruco Life Insurance Company
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                     (Name and address of agent for service)

                                    Copy to:
                                Jeffrey C. Martin
                                 Shea & Gardner
                         1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036

                                   ----------

Variable Universal Life Insurance Contracts " Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such dates as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

                              CROSS REFERENCE SHEET
                          (as required by Form N-8B-2)

N-8B-2 Item Number            Location
------------------            --------

        1.                    Cover Page

        2.                    Cover Page

        3.                    Not Applicable

        4.                    Sale of the Contract and Sales Commissions

        5.                    Pruco Life Variable Universal Account

        6.                    Pruco Life Variable Universal Account

        7.                    Not Applicable

        8.                    Not Applicable

        9.                    Litigation and Regulatory Proceedings

        10. Introduction and Summary; Voting Rights; Charges and Expenses; Short-Term Cancellation Right or "Free Look"; Types of Death Benefit; Changing the Type of Death Benefit; Riders; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary; Surrender of a Contract; Withdrawals; Lapse and Reinstatement; Decreases in Basic Insurance Amount; When Proceeds are Paid; Contract Loans; Other General Contract Provisions; Substitution of Fund Shares

        11.                   Introduction and Summary; Pruco Life Variable
                              Universal Account

        12.                   Cover Page; Introduction and Summary; The Funds;
                              Sale of the Contract and Sales Commissions

        13. Introduction and Summary; The Funds; Charges and Expenses; Premiums; Allocation of Premiums; Sale of the Contract and Sales Commissions

        14. Introduction and Summary; Detailed Information for Prospective Contract Owners

        15.                   Introduction and Summary; Premiums; Allocation of
                              Premiums; Transfers

        16. Introduction and Summary; Detailed Information for Prospective Contract Owners

        17.                   When Proceeds are Paid

        18.                   Pruco Life Variable Universal Account

        19.                   Reports to Contract Owners

N-8B-2 Item Number            Location
------------------            --------

        20.                   Not Applicable

        21.                   Contract Loans

        22.                   Not Applicable

        23.                   Not Applicable

        24.                   Other General Contract Provisions

        25.                   Pruco Life Insurance Company

        26.                   Introduction and Summary; The Funds; Charges and
                              Expenses

        27.                   Pruco Life Insurance Company; The Funds

        28.                   Pruco Life Insurance Company; Directors and
                              Officers

        29.                   Pruco Life Insurance Company

        30.                   Not Applicable

        31.                   Not Applicable

        32.                   Not Applicable

        33.                   Not Applicable

        34.                   Not Applicable

        35.                   Pruco Life Insurance Company

        36.                   Not Applicable

        37.                   Not Applicable

        38.                   Sale of the Contract and Sales Commissions

        39.                   Sale of the Contract and Sales Commissions

        40.                   Not Applicable

        41.                   Sale of the Contract and Sales Commissions

        42.                   Not Applicable

        43.                   Not Applicable

        44. Introduction and Summary; The Funds; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary

        45.                   Not Applicable

        46. Introduction and Summary; Pruco Life Variable Universal Account; The Funds

N-8B-2 Item Number            Location
------------------            --------

        47.                   Pruco Life Variable Universal Account; The Funds

        48.                   Not Applicable

        49.                   Not Applicable

        50.                   Not Applicable

        51.                   Not Applicable

        52.                   Substitution of Fund Shares

        53.                   Tax Treatment of Contract Benefits

        54.                   Not Applicable

        55.                   Not Applicable

        56.                   Not Applicable

        57.                   Not Applicable

        58.                   Not Applicable

        59. Financial Statements: Financial Statements of the Pruco Life Variable Universal Account; Consolidated Financial Statements of Pruco Life Insurance Company and its subsidiaries

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS
November 4, 2002

PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
PruLife Advisor Select

This prospectus describes an individual flexible premium variable universal life insurance contract (the "Contract") offered by Pruco Life Insurance Company ("Pruco Life," "us," "we," or "our"). Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract provides life insurance coverage with flexible premium payments, a variety of investment options, and three types of death benefit options. The Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 18.

You may choose to invest your Contract's premiums and its earnings in one or more of 30 available ProFund VP variable investment options of the Pruco Life Variable Universal Account (the "Account"):

                     ProFund VP variable investment options

    >  ProFund VP Bull                    >  ProFund VP Short OTC
    >  ProFund VP Small-Cap               >  ProFund VP Rising Rates Opportunity
    >  ProFund VP OTC                     >  ProFund VP Basic Materials
    >  ProFund VP Asia 30                 >  ProFund VP Biotechnology
    >  ProFund VP Europe 30               >  ProFund VP Consumer Cyclical
    >  ProFund VP Mid-Cap Value           >  ProFund VP Consumer Non-Cyclical
    >  ProFund VP Mid-Cap Growth          >  ProFund VP Energy
    >  ProFund VP Small-Cap Value         >  ProFund VP Financial
    >  ProFund VP Small-Cap Growth        >  ProFund VP Healthcare
    >  ProFund VP U.S. Government Plus    >  ProFund VP Precious Metals
    >  ProFund VP Bull Plus               >  ProFund VP Real Estate
    >  ProFund VP UltraMid-Cap            >  ProFund VP Technology
    >  ProFund VP UltraSmall-Cap          >  ProFund VP Telecommunications
    >  ProFund VP UltraOTC                >  ProFund VP Utilities
    >  ProFund VP Bear                    >  ProFund VP Money Market

For a complete list of the 30 available ProFund VP variable investment options, their investment objectives, and their investment adviser, see The Funds, page 8.

This prospectus describes the Contract generally and the Pruco Life Variable Universal Account (the "Account"). The attached prospectuses for the Funds, and their related statements of additional information, describe the investment objectives and the risks of investing in the Funds. Pruco Life may add additional investment options in the future. Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Contract may be purchased through registered representatives located in banks and other financial institutions. An investment in the Contract is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other governmental agency and may lose value. An investment is also not a condition to the provision or term of any banking service or activity. The participating bank is not a registered broker-dealer and is not affiliated with Pruco Securities Corporation.

                          Pruco Life Insurance Company
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 778-2255

                               PROSPECTUS CONTENTS

                                                                            Page

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS ......................    1
INTRODUCTION AND SUMMARY ..................................................    2
   Brief Description of the Contract ......................................    2
   Charges ................................................................    3
   Types of Death Benefit .................................................    6
   Life Insurance Definitional Tests ......................................    6
   Premium Payments .......................................................    6
   Refund .................................................................    6
GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, THE PRUCO
LIFE VARIABLE UNIVERSAL ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS
AVAILABLE UNDER THE CONTRACT ..............................................    6
   Pruco Life Insurance Company ...........................................    6
   The Pruco Life Variable Universal Account ..............................    7
   The Funds ..............................................................    8
   Voting Rights ..........................................................   11
   Which Investment Option Should Be Selected? ............................   11
DETAILED INFORMATION FOR ..................................................   11
PROSPECTIVE CONTRACT OWNERS ...............................................   11
   Charges and Expenses ...................................................   11
   Charges After Age 100 ..................................................   16
   Allocated Charges ......................................................   16
   Requirements for Issuance of a Contract ................................   16
   Short-Term Cancellation Right or "Free-Look" ...........................   17
   Types of Death Benefit .................................................   17
   Changing the Type of Death Benefit .....................................   17
   Riders .................................................................   18
   Contract Date ..........................................................   20
   Premiums ...............................................................   20
   Allocation of Premiums .................................................   21
   Death Benefit Guarantee ................................................   21
   Transfers ..............................................................   24
   How a Contract's Cash Surrender Value Will Vary ........................   25
   How a Type A (Fixed) Contract's Death Benefit Will Vary ................   25
   How a Type B (Variable) Contract's Death Benefit Will Vary .............   26
   How a Type C (Return of Premium) Contract's Death Benefit Will Vary ....   27
   Surrender of a Contract ................................................   28
   Withdrawals ............................................................   28
   Lapse and Reinstatement ................................................   28
   Increases in Basic Insurance Amount ....................................   29
   Decreases in Basic Insurance Amount ....................................   30
   When Proceeds Are Paid .................................................   30
   Living Needs Benefit ...................................................   30
   Illustrations of Cash Surrender Values, Death Benefits, and
   Accumulated Premiums ...................................................   31
   Contract Loans .........................................................   33
   Tax Treatment of Contract Benefits .....................................   34
   Legal Considerations Relating to Sex-Distinct Premiums and Benefits ....   36
   Other General Contract Provisions ......................................   36
   Substitution of Fund Shares ............................................   37
   Reports to Contract Owners .............................................   37
   Sale of the Contract and Sales Commissions .............................   37
   State Regulation .......................................................   38
   Experts ................................................................   38
   Litigation and Regulatory Proceedings ..................................   38
   Additional Information .................................................   39
   Financial Statements ...................................................   39
DIRECTORS AND OFFICERS ....................................................   42

FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF
THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT .................................   A1

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY
AND SUBSIDIARIES ..........................................................   B1

              DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulated Net Payments -- The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, also accumulated at an effective annual rate of 4%.

attained age -- The insured's age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured's attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount -- The amount of life insurance as shown in the Contract, not including riders. Also referred to as "face amount."

cash surrender value -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge. Also referred to in the Contract as "Net Cash Value."

Contract -- The variable universal life insurance policy described in this prospectus.

Contract anniversary -- The same date as the Contract date in each later year.

Contract date -- The date the Contract is effective, as specified in the Contract.

Contract debt -- The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the variable investment options, and the principal amount of any Contract debt plus any interest earned thereon.

Contract owner -- You. Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract year -- A year that starts on the Contract date or on a Contract anniversary. For any coverage segment representing an increase, "Contract year" is a year that starts on the effective date of the increase (referred to as "Target year" in the Contract). See Increases in Basic Insurance Amount, page 29.

death benefit -- If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract debt.

Death Benefit Guarantee -- Sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured, regardless of investment experience and assuming no loans. See Death Benefit Guarantee, page 21.

Funds -- The separate ProFund VP portfolios. One or more of the available Funds may be chosen as an underlying investment for the Contract.

Monthly date -- The Contract date and the same date in each subsequent month.

Pruco Life Insurance Company -- Us, we, our, Pruco Life. The company offering the Contract.

separate account -- Amounts under the Contract that are allocated to the variable investment options are held by us in a separate account called the Pruco Life Variable Universal Account (the "Account"). The separate account is set apart from all of the general assets of Pruco Life Insurance Company.

Target Term Rider -- A Rider that provides a flexible term insurance benefit to attained age 100 on the life of the insured.

valuation period -- The period of time from one determination of the value of the amount invested in a variable investment option to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.

variable investment options -- The portfolios of the mutual funds available under this Contract, whose shares are held in the separate account.

you -- The owner of the Contract.

                            INTRODUCTION AND SUMMARY

This Summary provides a brief overview of the more significant aspects of the Contract. We provide further detail in the subsequent sections of this prospectus and in the Contract.

Brief Description of the Contract

The Contract is a form of variable universal life insurance. It is based on a Contract Fund, the value of which changes every day. The chart on the following page describes how the value of your Contract Fund changes.

A broad objective of the Contract is to provide benefits that will increase in value if favorable investment results are achieved. You may invest premiums in one or more of the 30 available ProFund VP variable investment options. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options you have selected. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 18.

Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See Which Investment Option Should Be Selected?, page 11. Variable life insurance contracts are unsuitable as short-term saving vehicles.

The variable investment options of this Contract were chosen to accommodate those who plan to use programmed, large, or frequent transfers among the variable investment options, or "market timing". "Market timing" is the practice of making frequent and typically large transfers among variable investment options in response to changes in the outlook for various markets with an expectation of increasing investment returns. Our other variable life insurance Contracts are not designed to accommodate such activity. By issuing this product, we don't in any way endorse or recommend the practice of market timing. However, we acknowledge that there are those who do believe in this practice and this product is designed to meet the needs of such persons.

Transfers between the variable investment options in this Contract are subject to restrictions concerning the time of day by which the transfer request must be properly received in our Service Office. See Transfers, page 24. Premium payments, surrender of a contract, withdrawals, and loans are also subject to time of day restrictions.

The investment strategies of some of the Funds are designed to both positively and negatively exceed the daily investment results of the relevant benchmark indices. This Contract is designed for those that can tolerate substantial volatility in investment results.

We will allow you to designate an investment advisor that you select, compensate, and supervise, to request transfers between variable investment options on your behalf. If you choose to have an investment advisor request transfers on your behalf, we must first receive a proper limited power of attorney. We may require that your investment advisor provide acceptable identification before we allow the investment advisor to perform transfers on your behalf.

It is possible that an investment advisor you select may already sell or distribute our life insurance Contracts. Even if that is the case, the investment advisor will be acting under your supervision in providing investment advice. We are not responsible for the advice provided by the investment advisor or for any transfers the investment advisor makes.

If you elect to make withdrawals - for example, in order to compensate an investment advisor - any such withdrawals may result in a reduction in the basic insurance amount and death benefit of the Contract. The withdrawal will also be subject to fees as described elsewhere in this prospectus, including surrender charges. There may also be tax consequences of making withdrawals. See Withdrawals, page 28.

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing contract can be protected by purchasing additional insurance or a supplemental contract. If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a qualified tax adviser.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus and in the prospectuses and statements of additional information for the Funds.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

Charges

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses.

The maximum charges shown in the following chart, as well as the lower current charges, are fully described under Charges and Expenses, page 11.

                              ---------------------
                                 Premium Payment
                              ---------------------
                                       |
            -------------------------------------------------------------
            o less a charge of up to 7.5% of the premiums paid for taxes attributable to premiums. In California, Oregon, and Texas this is called a premium based administrative charge.

            o     less a charge for sales expenses of up to 6% of
                  the premiums paid.
            -------------------------------------------------------------
                                       |
         -----------------------------------------------------------------
                             Invested Premium Amount

         o To be invested in one or more of the 30 ProFund VP variable investment options.
         -----------------------------------------------------------------
                                       |
      --------------------------------------------------------------------
                                  Contract Fund

      On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.
      --------------------------------------------------------------------
                                       |
      --------------------------------------------------------------------------
                   Pruco Life adjusts the Contract Fund for:

      o     Addition of any new invested premium amounts.

      o Addition of any increase due to investment results of the chosen variable investment options.

      o Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.10% or 5%.) See Contract Loans, page 33.

      o Subtraction of any decrease due to investment results of the chosen variable investment options.

      o     Subtraction of any amount withdrawn.

      o     Subtraction of the charges listed below, as applicable.
      --------------------------------------------------------------------------
                                       |
      --------------------------------------------------------------------------
                                 Daily Charges

      o Management fees and expenses are deducted from the Fund assets. See Underlying Portfolio Expenses chart, below.

      o We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.45%, from the assets in the variable investment options.
      --------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                Monthly Charges

o We reduce the Contract Fund by a monthly administrative charge of up to $20 for each contract year; plus an amount of up to $1.12 per $1,000 of the basic insurance amount for the first five Contract years, zero thereafter. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, and extra rating class, if any. See Monthly Deductions from the Contract Fund, page 14.

o For each coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount of up to $1.12 per $1,000 of the coverage segment for an increase in basic insurance amount for the first five years from the effective date of the increase and zero thereafter. The amount per $1,000 varies by the sex, issue age, smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase. See Increases in Basic Insurance Amount, page 29 and Monthly Deductions from the Contract Fund, page 14.

o In either of the instances described above, the highest charge per thousand is $1.12 and applies to male and female smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.03 and applies to female age 0-14, non-smoker at certain rating classes.

o     We deduct a cost of insurance ("COI") charge.

o     If the Contract includes riders, we deduct rider charges from the Contract
      Fund.

o If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Possible Additional Charges

o We will deduct a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the Surrender Target Premium. The percentage varies by issue age. The Surrender Target Premium is equal to the Sales Load Target Premium at the time the policy (or coverage) is issued less premiums for riders or extras. The duration of the surrender charge also varies by issue age. The maximum first year percentage, which applies to issue ages 0-45, is 90% of the Surrender Target Premium and is reduced annually at a constant rate to zero by the end of the 10th year. For issue ages above age 45, the percentages are reduced. The surrender charge period is shorter for Contracts issued to insureds over age 55. See Surrender Charges, page 15.

o     We will assess an administrative charge of up to $25 for any withdrawals.

o We may assess an administrative charge of up to $25 for any change in basic insurance amount.

o We may assess an administrative charge of up to $25 for any change in the Target Term Rider coverage amount. See Riders, page 18.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                 Underlying Portfolio Expenses
------------------------------------------------------------------------------------------------------------------
                                                   Investment                               Total         Total
The ProFund VP variable investment options          Advisory       Other       12b-1     Contractual      Actual
                                                       Fee        Expenses      Fees      Expenses       Expenses*
------------------------------------------------------------------------------------------------------------------
ProFund VP Bull (1)                                   0.75%         1.25%       0.25%       2.25%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap (1)                              0.75%         1.65%       0.25%       2.65%          2.25%
------------------------------------------------------------------------------------------------------------------
ProFund VP OTC                                        0.75%         0.91%       0.25%       1.91%          1.91%
------------------------------------------------------------------------------------------------------------------
ProFund VP Asia 30 (2)                                0.75%         0.94%       0.25%       1.94%          1.94%
------------------------------------------------------------------------------------------------------------------
ProFund VP Europe 30                                  0.75%         0.89%       0.25%       1.89%          1.89%
------------------------------------------------------------------------------------------------------------------
ProFund VP Mid-Cap Value (2)                          0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Mid-Cap Growth (2)                         0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap Value (2)                        0.75%         0.97%       0.25%       1.97%          1.97%
------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap Growth (2)                       0.75%         0.97%       0.25%       1.97%          1.97%
------------------------------------------------------------------------------------------------------------------
ProFund VP U.S. Government Plus (2)                   0.50%         0.95%       0.25%       1.70%          1.70%
------------------------------------------------------------------------------------------------------------------
ProFund VP Bull Plus                                  0.75%         0.94%       0.25%       1.94%          1.94%
------------------------------------------------------------------------------------------------------------------
ProFund VP UltraMid-Cap (2)                           0.75%         0.97%       0.25%       1.97%          1.97%
------------------------------------------------------------------------------------------------------------------
ProFund VP UltraSmall-Cap (1)                         0.75%         1.11%       0.25%       2.11%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP UltraOTC                                   0.75%         0.95%       0.25%       1.95%          1.95%
------------------------------------------------------------------------------------------------------------------
ProFund VP Bear                                       0.75%         0.89%       0.25%       1.89%          1.89%
------------------------------------------------------------------------------------------------------------------
ProFund VP Short OTC (2)                              0.75%         0.95%       0.25%       1.95%          1.95%
------------------------------------------------------------------------------------------------------------------
ProFund VP Rising Rates Opportunity (2)               0.75%         0.95%       0.25%       1.95%          1.95%
------------------------------------------------------------------------------------------------------------------
ProFund VP Basic Materials (2)                        0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Biotechnology (1)                          0.75%         1.03%       0.25%       2.03%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Consumer Cyclical (2)                      0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Consumer Non-Cyclical (2)                  0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Energy (1)                                 0.75%         1.05%       0.25%       2.05%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Financial (1)                              0.75%         1.10%       0.25%       2.10%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Healthcare (1)                             0.75%         1.06%       0.25%       2.06%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Precious Metals (2)                        0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Real Estate (1)                            0.75%         0.99%       0.25%       1.99%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Technology (1)                             0.75%         1.10%       0.25%       2.10%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Telecommunications (1)                     0.75%         1.17%       0.25%       2.17%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Utilities (1)                              0.75%         1.05%       0.25%       2.05%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Money Market                               0.75%         0.60%       0.25%       1.60%          1.60%
------------------------------------------------------------------------------------------------------------------
*     Reflects fee waivers, reimbursement of expenses, and expense reductions, if any.
------------------------------------------------------------------------------------------------------------------

(1) ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Operating Expenses, as a percentage of average daily net assets, exceed 1.98% (2.25% for ProFund VP Small-Cap) through December 31, 2002. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC from time to time through the next three fiscal years to the extent that the repayment will not cause the Fund's expenses to exceed the stated limit during the respective year. A waiver or reimbursement lowers the expense ratio and increases overall returns to the investor.

(2) These Portfolios commenced operations on May 1,2002. "Other Expenses" shown are based on estimated amounts for the fiscal year ending December 31,2002.

The expenses relating to the ProFund VP variable investment options have been provided to Pruco Life by ProFund Advisors LLC. Pruco Life has not independently verified them.

Types of Death Benefit

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash surrender value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash surrender value and the death benefit both vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals. You may change your Contract's death benefit type after issue; however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. See Types of Death Benefit, page 17 and Changing the Type of Death Benefit, page 17.

Life Insurance Definitional Tests

In order to qualify as life insurance for Federal tax purposes, the Contract must adhere to the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. For more information, see Tax Treatment of Contract Benefits, page 34.

Premium Payments

The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the accumulated premiums you pay are high enough and there is no Contract debt, Pruco Life guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract's death benefit type and the definition of life insurance test selected at issue. See Premiums, page 20, Death Benefit Guarantee, page 21 and Lapse and Reinstatement, page 28. Premium payments must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or they will be applied as of the end of the valuation period the next business day.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Pruco Life representative when you apply for the Contract. See Premiums, page 20.

Refund

For a limited time, you may return your Contract for a refund in accordance with the terms of its "Free-Look" provision. See Short-Term Cancellation Right or "Free-Look," page 17.

     GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, THE PRUCO LIFE
        VARIABLE UNIVERSAL ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS
                          AVAILABLE UNDER THE CONTRACT

Pruco Life Insurance Company

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. These Contracts are not offered in any state where the necessary approvals have not been obtained. Pruco Life's consolidated financial statements begin on page B1 and should be considered only as bearing upon Pruco Life's ability to meet its obligations under the Contracts.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company. As Pruco Life's ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the contract or policy.

The Pruco Life Variable Universal Account

We have established a separate account, the Pruco Life Variable Universal Account (the "Account"), to hold the assets that are associated with the Contracts. The Account was established on April 17, 1989 under Arizona law and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life's other assets.

Pruco Life is the legal owner of the assets in the Account. Pruco Life will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life to commence operation of the Account and may include accumulations of the charges Pruco Life makes against the Account. From time to time these additional assets will be transferred to Pruco Life's general account. Pruco Life will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life.

The account is currently divided into 30 subaccounts (the "variable investment options"), each of which invests its assets in shares of the corresponding ProFund VP portfolios (the "Funds") described below.

Pruco Life may add additional variable investment options in the future. The Account's financial statements begin on page A1.

The Funds

Listed below are the Funds in which the variable investment options invest, their investment objectives, and investment adviser.

The Funds have a separate prospectus ("Fund prospectus") that is provided with this prospectus. You should read the Fund prospectus before you decide to allocate assets to a variable investment option using that Fund. There is no assurance that the investment objective of any Fund will be met.

ProFund VP variable investment options:

ProFund VP Bull: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500 Index. The investment strategy is to invest its assets in securities and other financial instruments that ProFund Advisors LLC believes should simulate the movement of the underlying benchmark index.

ProFund VP Small-Cap: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Russell 2000 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to small-capitalization equity securities.

ProFund VP OTC: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the NASDAQ-100 Index. The investment strategy is to invest its assets in securities and other financial instruments that ProFund Advisors LLC believes should simulate the movement of the underlying benchmark index.

ProFund VP Asia 30: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Asia 30 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the Asian companies represented in the underlying benchmark index.

ProFund VP Europe 30: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Europe 30 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the European companies represented in the underlying benchmark index.

ProFund VP Mid-Cap Value: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P MidCap 400/BARRA Value Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to mid-capitalization equity securities.

ProFund VP Mid-Cap Growth: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P MidCap 400/BARRA Growth Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to mid-capitalization equity securities.

ProFund VP Small-Cap Value: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/BARRA Value Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to small-capitalization equity securities.

ProFund VP Small-Cap Growth: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/BARRA Growth Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to small-capitalization equity securities.

ProFund VP U.S. Government Plus: The investment objective is to seek daily investment results, before fees and expenses, that correspond to one and one quarter times (125%) the daily price movement of the most recently issued 30-year U.S. Treasury Bond ("Long Bond"). The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the Long Bond.

ProFund VP Bull Plus: The investment objective is to seek daily investment results, before fees and expenses, that correspond to one and a half times (150%) the daily performance of the S&P 500 Index. The investment strategy is to invest its assets in securities and other financial instruments that ProFund Advisors LLC believes should simulate the movement of the underlying benchmark index.

ProFund VP UltraMid-Cap: The investment objective is to seek daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P MidCap 400 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to mid-capitalization equity securities.

ProFund VP UltraSmall-Cap: The investment objective is to seek daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Russell 2000 Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to small-capitalization equity securities.

ProFund VP UltraOTC: The investment objective is to seek daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the NASDAQ-100 Index. The investment strategy is to invest its assets in securities and other financial instruments that ProFund Advisors LLC believes should track the movement of the Fund's benchmark.

ProFund VP Bear: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the S&P 500 Index. The investment strategy is to invest in futures contracts, options on futures contracts, options contracts, swaps and other financial instruments, and engage in short sales in a manner that tracks the Fund's benchmark. ProFund VP Bear generally does not invest in traditional securities, such as common stock of operating companies.

ProFund VP Short OTC: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the NASDAQ-100 Index. The investment strategy is to invest in futures contracts, options on futures contracts, options contracts, swaps and other financial instruments, and engage in short sales in a manner that tracks the Fund's benchmark. ProFund VP Short OTC generally does not invest in traditional securities, such as common stock of operating companies.

ProFund VP Rising Rates Opportunity: The investment objective is to seek daily investment results, before fees and expenses, that correspond to 125% of the inverse (opposite) of the daily price movement of the most recently issued 30-year U.S. Treasury Bond ("Long Bond"). The investment strategy is to invest in futures contracts, options on futures contracts, options contracts, swaps and other financial instruments, and engage in short sales in a manner that tracks the Fund's benchmark. ProFund VP Rising Rates Opportunity generally does not invest in traditional securities, such as common stock of operating companies.

ProFund VP Basic Materials: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Basic Materials Sector Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the basic materials companies represented in the underlying benchmark index.

ProFund VP Biotechnology: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Biotechnology Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the biotechnology companies represented in the underlying benchmark index.

ProFund VP Consumer Cyclical: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Consumer Cyclical Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the consumer cyclical companies represented in the underlying benchmark index.

ProFund VP Consumer Non-Cyclical: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Consumer Non-Cyclical Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the consumer non-cyclical companies represented in the underlying benchmark index.

ProFund VP Energy: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Energy Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the energy companies represented in the underlying benchmark index.

ProFund VP Financial: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Financial Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the financial companies represented in the underlying benchmark index.

ProFund VP Healthcare: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Healthcare Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the healthcare companies represented in the underlying benchmark index.

ProFund VP Precious Metals: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Philadelphia Stock Exchange Gold and Silver Sector Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the precious metals companies represented in the underlying benchmark index.

ProFund VP Real Estate: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Real Estate Index. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the real estate companies represented in the underlying benchmark index.

ProFund VP Technology: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Technology Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the technology companies represented in the underlying benchmark index.

ProFund VP Telecommunications: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Telecommunications Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the telecommunications companies represented in the underlying benchmark index.

ProFund VP Utilities: The investment objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Index for the Utilities Sector. The investment strategy is to commit at least 80% of its assets to investments that, in combination, have investment characteristics similar to the utilities companies represented in the underlying benchmark index.

ProFund VP Money Market: The investment objective is to seek as high a level of current income as is consistent with liquidity and preservation of capital. The investment strategy is to invest in high-quality, short-term money market instruments.

Each Fund, except for ProFund VP Money Market, may invest in futures contracts on stock indices, options on futures contracts, and other financial instruments as a substitute for investing directly in stocks or bonds in order to gain exposure to the appropriate benchmark index or security. Each Fund may hold U.S. government securities, including government agency securities, money market instruments or cash equivalents. In addition, each Fund, except for ProFund VP Money Market, may borrow money for investment purposes.

ProFund Advisors LLC is the investment advisor and is responsible for the day-to-day management of the Funds and other business affairs of the Funds. ProFund Advisors LLC's principal business address is 7501 Wisconsin Ave, Suite 1000, Bethesda, Maryland 20814.

Each of the Funds and/or an affiliate of the Funds may compensate Pruco Life based upon an annual percentage of the average assets held in the Fund by Pruco Life under the Contracts. These percentages may vary by Fund and reflect administrative and other services we provide.

Voting Rights

We are the legal owner of the Fund shares associated with the ProFund VP variable investment options. However, we vote the shares in the Fund according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote the shares for which we do not receive instructions and shares that we own, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal or state regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Funds in its own right, it may elect to do so.

Which Investment Option Should Be Selected?

If you decide to apply for this policy, you should seriously consider engaging the services of an investment advisor to advise you on the proper use of investment options as part of an overall asset allocation strategy. The variable investment options of this Contract were chosen to accommodate those who plan to use programmed, large, or frequent transfers among the variable investment options. These strategies have significant risks associated with them. The principal risk is that you or your investment advisor may misread the various markets and make ill-advised transfers, thereby resulting in investment results that are less favorable than they would have been in the absence of such activity. Also, the potential negative impact of bad decisions is magnified by the fact that an active investment strategy may involve large amounts and be concentrated in select markets. There are those who assert that (1) the frequency of transfers increases the volatility of investment results, and (2) being "out of the market" as a result of market timing activity has a significant statistically negative impact on investment results. All of these risks, as well as all the other risks mentioned below, will be present whether you direct the transfers yourself or engage the services of an investment advisor.

The investment strategies of some of the ProFund VP portfolios are designed to magnify (both positively and negatively) the investment results of the applicable benchmark index. These "leveraged" Funds are the ProFund VP U.S. Government Plus, ProFund VP Bull Plus, ProFund VP UltraMid-Cap, ProFund VP UltraSmall-Cap, ProFund VP UltraOTC and ProFund VP Rising Rates Opportunity. The investment results of these leveraged Funds are expected to exhibit significantly greater volatility than the other investment options available under this Contract. When compared to the universe of open-end mutual funds, the leveraged Funds are considered to be among the most volatile. The leveraged investment techniques employed by these Funds (including the borrowing costs incurred in creating leverage) should cause investors to lose more money in adverse environments. For example, if the daily objective of a Fund seeks to double the benchmark index, and the benchmark index suffers a 10% loss in value, the Fund would be expected to lose approximately 20% of its value before consideration of the borrowing costs and other fees and expenses. Considering the borrowing costs and other fees and expenses, the loss would be even greater than 20%. Similarly, a 10% gain in the benchmark index would be expected to produce less than a 20% gain in the Fund due to the combined effect of the leverage and the borrowing costs and other fees and expenses.

None of the ProFund VP portfolios seek to provide correlation with its respective benchmark over any period of time other than daily. The effect of the fees and expenses associated with the Funds and the compounding of returns may cause the performance of these Funds to differ, potentially significantly, from their benchmarks over time. This is particularly true for the leveraged Funds due to the multiplier effect of leverage.

In addition to all of the risks mentioned above, there are specific investment risks associated with the various ProFund VP portfolios (such as Active Trading Risk, Concentration Risk, Correlation Risk, Swap Counterparty Credit Risk and Risks of Aggressive Investment Techniques) that are described in detail in the attached Fund prospectus. You should read the attached Fund prospectus very carefully before applying for this policy, which qualifies in its entirety the foregoing summary of the Funds.

                            DETAILED INFORMATION FOR
                          PROSPECTIVE CONTRACT OWNERS

Charges and Expenses

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Contract Loans, page 33. Most charges, although not all, are made by reducing the Contract Fund.

This section provides a more detailed description of each charge that is described briefly in the chart on page 3.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Deductions from Premium Payments

(a) We reserve the right to charge up to 7.5% for taxes attributable to premiums. In California, Oregon, and Texas this is called a premium based administrative charge. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life.

      This charge is made up of two parts which currently equal a total of 3.75% of the premiums received.

      The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is Pruco Life's estimate of the average burden of state taxes generally. Tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5%. The rate applies uniformly to all contract owners without regard to state of residence. Pruco Life may collect more for this charge than it actually pays for state and local premium taxes.

      The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) We reserve the right to charge up to 6% of premiums paid for sales expenses in all Contract years. This charge, often called a "sales load", is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

      Currently, the charge is equal to 4% of premiums paid up to the amount of the Sales Load Target Premium and 2% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); 0% thereafter. The Sales Load Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. For Contracts issued on an unrated insured below age 56, the Sales Load Target Premium is generally equal to what the Target Premium for a Type A Contract would be if the insured was either in the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the Contract. For Contracts issued on an unrated insured below age 56 in a more favorable rating class, the Sales Load Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the Contract. For Contracts issued on insureds age 56 or greater or with substandard ratings, the Sales Load Target Premium will generally be less than the Target Premium. See Premiums, page 20.

      Paying more than the Sales Load Target Premium in any of the first 10 Contract years could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $265.20. If the Contract owner paid $884 in each of the first 10 Contract years, the total sales load would be $353.60. For additional information, see Increases in Basic Insurance Amount, page 29.

      Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the Death Benefit Guarantee Values shown on your Contract data pages. See Death Benefit Guarantee, page 21.

      In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 34.

Deductions from Funds

An investment advisory fee is deducted daily from each Fund at a rate, on an annualized basis ranging from 0.50% for ProFund VP US Government Plus to 0.75% for all other Funds. The expenses incurred in conducting the investment operations of the Funds (such as custodian fees and preparation and distribution of annual reports) are paid out of the Funds' assets. These expenses vary from Fund to Fund.

The total expenses of each Fund for the year ended December 31, 2001, expressed as a percentage of the average assets during the year, are shown below:

------------------------------------------------------------------------------------------------------------------
                                                Total Portfolio Expenses
------------------------------------------------------------------------------------------------------------------
                                                   Investment                               Total         Total
The ProFund VP variable investment options          Advisory       Other       12b-1     Contractual      Actual
                                                       Fee        Expenses      Fees      Expenses       Expenses*
------------------------------------------------------------------------------------------------------------------
ProFund VP Bull (1)                                   0.75%         1.25%       0.25%       2.25%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap (1)                              0.75%         1.65%       0.25%       2.65%          2.25%
------------------------------------------------------------------------------------------------------------------
ProFund VP OTC                                        0.75%         0.91%       0.25%       1.91%          1.91%
------------------------------------------------------------------------------------------------------------------
ProFund VP Asia 30 (2)                                0.75%         0.94%       0.25%       1.94%          1.94%
------------------------------------------------------------------------------------------------------------------
ProFund VP Europe 30                                  0.75%         0.89%       0.25%       1.89%          1.89%
------------------------------------------------------------------------------------------------------------------
ProFund VP Mid-Cap Value (2)                          0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Mid-Cap Growth (2)                         0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap Value (2)                        0.75%         0.97%       0.25%       1.97%          1.97%
------------------------------------------------------------------------------------------------------------------
ProFund VP Small-Cap Growth (2)                       0.75%         0.97%       0.25%       1.97%          1.97%
------------------------------------------------------------------------------------------------------------------
ProFund VP U.S. Government Plus (2)                   0.50%         0.95%       0.25%       1.70%          1.70%
------------------------------------------------------------------------------------------------------------------
ProFund VP Bull Plus                                  0.75%         0.94%       0.25%       1.94%          1.94%
------------------------------------------------------------------------------------------------------------------
ProFund VP UltraMid-Cap (2)                           0.75%         0.97%       0.25%       1.97%          1.97%
------------------------------------------------------------------------------------------------------------------
ProFund VP UltraSmall-Cap (1)                         0.75%         1.11%       0.25%       2.11%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP UltraOTC                                   0.75%         0.95%       0.25%       1.95%          1.95%
------------------------------------------------------------------------------------------------------------------
ProFund VP Bear                                       0.75%         0.89%       0.25%       1.89%          1.89%
------------------------------------------------------------------------------------------------------------------
ProFund VP Short OTC (2)                              0.75%         0.95%       0.25%       1.95%          1.95%
------------------------------------------------------------------------------------------------------------------
ProFund VP Rising Rates Opportunity (2)               0.75%         0.95%       0.25%       1.95%          1.95%
------------------------------------------------------------------------------------------------------------------
ProFund VP Basic Materials (2)                        0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Biotechnology (1)                          0.75%         1.03%       0.25%       2.03%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Consumer Cyclical (2)                      0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Consumer Non-Cyclical (2)                  0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Energy (1)                                 0.75%         1.05%       0.25%       2.05%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Financial (1)                              0.75%         1.10%       0.25%       2.10%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Healthcare (1)                             0.75%         1.06%       0.25%       2.06%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Precious Metals (2)                        0.75%         0.96%       0.25%       1.96%          1.96%
------------------------------------------------------------------------------------------------------------------
ProFund VP Real Estate (1)                            0.75%         0.99%       0.25%       1.99%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Technology (1)                             0.75%         1.10%       0.25%       2.10%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Telecommunications (1)                     0.75%         1.17%       0.25%       2.17%          1.98%
------------------------------------------------------------------------------------------------------------------
ProFund VP Utilities (1)                              0.75%         1.05%       0.25%       2.05%          1.98%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
ProFund VP Money Market                               0.75%         0.60%       0.25%       1.60%          1.60%
------------------------------------------------------------------------------------------------------------------
* Reflects fee waivers, reimbursement of expenses, and expense reductions, if any.
------------------------------------------------------------------------------------------------------------------

(1) ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Operating Expenses, as a percentage of average daily net assets, exceed 1.98% (2.25% for ProFund VP Small-Cap) through December 31, 2002. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC from time to time through the next three fiscal years to the extent that the repayment will not cause the Fund's expenses to exceed the stated limit during the respective year. A waiver or reimbursement lowers the expense ratio and increases overall returns to the investor.

(2) These Portfolios commenced operations on May 1,2002. "Other Expenses" shown are based on estimated amounts for the fiscal year ending December 31,2002.

The expenses relating to the ProFund VP variable investment options have been provided to Pruco Life by ProFund Advisors LLC. Pruco Life has not independently verified them.

Daily Deduction from the Contract Fund

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0.25%. This charge is intended to compensate Pruco Life for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life estimated in fixing its administrative charges.

Monthly Deductions from the Contract Fund

Pruco Life deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract's monthly charges. See Allocated Charges, page 16.

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records, and communicating with Contract owners. Currently, the first part of the charge is equal to $20 per Contract for the first two Contract years and $12.50 per Contract thereafter. Pruco Life reserves the right, however, to charge up to $20 per Contract for each Contract year. The second part of this charge is equal to an amount up to $1.12 per $1,000 of the basic insurance amount for the first five Contract years and zero thereafter. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, and extra rating class, if any.

      If the Contract includes a coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount up to $1.12 per $1,000 of the coverage segment for an increase in basic insurance amount for the first five years from the effective date of the increase and zero thereafter. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase.

      In either of the instances described above, the highest charge per thousand is $1.12 and applies to male and female smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.03 and applies to female age 0-14, non-smoker at certain rating classes. The amount of the charge that applies to a particular Contract is shown on the Contract Data pages under the heading "Adjustments to the Contract Fund."

      The following table provides sample per thousand charges:

            --------------------------------------------------------------------
                             Male           Male           Female         Female
            Issue Age     Non-Smoker       Smoker        Non-Smoker       Smoker
            --------------------------------------------------------------------
               35            $0.14          $0.23           $0.12          $0.16
            --------------------------------------------------------------------
               45            $0.24          $0.34           $0.19          $0.28
            --------------------------------------------------------------------
               55            $0.40          $0.45           $0.31          $0.42
            --------------------------------------------------------------------
               65            $0.67          $0.76           $0.53          $0.70
            --------------------------------------------------------------------

(b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life's current COI rates are lower than the maximum rates. For additional information, see Increases in Basic Insurance Amount, page 29.

(c) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See Riders, page 18.

(d) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

(e) A charge may be deducted to cover federal, state or local taxes (other than "taxes attributable to premiums" described above) that are imposed upon the operations of the Account. In California, Oregon, and Texas this is called a premium based administrative charge. At present no such taxes are imposed and no charge is made.

      The earnings of the Account are taxed as part of the operations of Pruco Life. Currently, no charge is being made to the Account for Pruco Life's federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Deductions from Premium Payments, page 12. Pruco Life periodically reviews the question of a charge to the Account for Company federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Surrender Charges

We will assess a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the Surrender Target Premium. The percentage varies by issue age. The Surrender Target Premium is equal to the Sales Load Target Premium at the time the policy (or coverage) is issued less premiums for riders or extras. The duration of the surrender charge also varies by issue age. For all issue ages 0-45, the maximum first year percentage is 90% of the Surrender Target Premium, and is reduced annually at a constant rate to zero by the end of the 10th year.

The chart below shows the maximum percentages for all ages at the beginning of the first Contract year, the rate at which the percentages is reduced annually, and the end of the last Contract year for which a surrender charge is shown. The surrender charge is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured's rating class, and establishing records. A schedule showing the maximum surrender charges for a full surrender occurring during each year for which a surrender charge may be payable is found in the Contract Data pages of the Contract.

   -------------------------------------------------------          -------------------------------------------------------
                               Reduction                                                        Reduction
    Issue     Percentage           in            To the              Issue     Percentage           in            To the
     Age      at start of      percentage        end of               Age      at start of      percentage        end of
                 year 1        points each        year                            year 1        points each        year
                                  year                                                             year
   -------------------------------------------------------          -------------------------------------------------------
     0-45         90.0%           9.00%            10                  60          47.5%           6.79%             7
   -------------------------------------------------------          -------------------------------------------------------
      46          87.0%           8.70%            10                  61          45.0%           7.50%             6
   -------------------------------------------------------          -------------------------------------------------------
      47          84.0%           8.40%            10                  62          42.5%           7.08%             6
   -------------------------------------------------------          -------------------------------------------------------
      48          81.0%           8.10%            10                  63          40.0%           8.00%             5
   -------------------------------------------------------          -------------------------------------------------------
      49          78.0%           7.80%            10                  64          37.5%           9.37%             4
   -------------------------------------------------------          -------------------------------------------------------
      50          75.0%           7.50%            10                  65          35.0%           8.75%             4
   -------------------------------------------------------          -------------------------------------------------------
      51          72.0%           7.20%            10                  66          34.0%           8.50%             4
   -------------------------------------------------------          -------------------------------------------------------
      52          69.0%           6.90%            10                  67          33.5%           8.37%             4
   -------------------------------------------------------          -------------------------------------------------------
      53          66.0%           6.60%            10                  68          33.0%           8.25%             4
   -------------------------------------------------------          -------------------------------------------------------

   -------------------------------------------------------          -------------------------------------------------------
      54          63.0%           6.30%            10                  69          32.5%          10.83%             3
   -------------------------------------------------------          -------------------------------------------------------
      55          60.0%           6.00%            10                  70          32.0%          10.67%             3
   -------------------------------------------------------          -------------------------------------------------------
      56          57.5%           6.39%             9                  71          31.5%          10.50%             3
   -------------------------------------------------------          -------------------------------------------------------
      57          55.0%           6.87%             8                  72          31.0%          10.33%             3
   -------------------------------------------------------          -------------------------------------------------------
      58          52.5%           6.56%             8                  73          30.5%          10.17%             3
   -------------------------------------------------------          -------------------------------------------------------
      59          50.0%           7.14%             7                74 and        30.0%          10.00%             3
                                                                      above
   -------------------------------------------------------          -------------------------------------------------------

We will show a surrender charge threshold for each coverage segment in the Contract data pages. This threshold amount is the segment's lowest coverage amount since its effective date. If during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the threshold. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past. See Increases in Basic Insurance Amount, page 29 and Decreases in Basic Insurance Amount, page 30.

Transaction Charges

(a) We currently charge an administrative processing fee equal to $25 in connection with each withdrawal.

(b) We may charge an administrative processing fee of up to $25 for any change in basic insurance amount.

(c) We may charge an administrative processing fee of up to $25 for any change in the Target Term Rider coverage amount for Contracts with this rider.

Charges After Age 100

Beginning on the contract anniversary when the insured reaches attained age 100, premiums will no longer be accepted and monthly charges will no longer be deducted from the Contract Fund. You may continue the contract until the insured's death, or until you surrender the contract for its cash surrender value. You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere. Mortality and expense risk charges and investment advisory fees will continue to be deducted daily. Any outstanding loan will remain on the policy, unless repaid, and will continue to accrue interest.

Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract's monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 33"% cannot. Of course, the total allocation to the selected variable investment options must equal 100%. See Monthly Deductions from the Contract Fund, page 14.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options.

Requirements for Issuance of a Contract

The Contract may generally be issued on insureds through age 90. Currently, the minimum face amount is $250,000.

For Contracts with a Target Term Rider, the minimum total face amount (basic insurance amount plus any Target Term Rider coverage amount combined) is $250,000. Furthermore, if the Target Term Rider is added to the Contract, the minimum face amount of the base Contract is $100,000, while the minimum rider coverage amount is $5,000. See Riders, page 18. Pruco Life may change the minimum face amounts of the Contracts it will issue.

Pruco Life requires evidence of insurability, which may include a medical examination, before issuing any Contract. Non-smokers are offered the most favorable cost of insurance rates. We charge a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

Short-Term Cancellation Right or "Free-Look"

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. You can request a refund by mailing or delivering the Contract to the representative who sold it or to our Service Office. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, with no adjustment for investment experience. However, if applicable law so requires and you exercise your short-term cancellation right, you will receive a refund of all premium payments made, plus or minus any change due to investment experience. For information on how premium payments are allocated during the "free-look" period, see Allocation of Premiums, page 21.

Types of Death Benefit

You may select either of three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page
25. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value. See How a Contract's Cash Surrender Value Will Vary, page 25.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. See How a Contract's Cash Surrender Value Will Vary, page 25 and How a Type B (Variable) Contract's Death Benefit Will Vary, page 26. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract, less withdrawals. This death benefit allows the Contract owner, in effect, to recover the cost of the Contract upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract's death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract's cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract. See How a Contract's Surrender Value Will Vary, page 25 and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 28.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See Requirements for Issuance of a Contract, page 16. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See Charges and Expenses, page
11. Furthermore, if you choose a Type A or Type B death benefit at issue, you will NOT be able to change to a Type C death benefit after issue.

If you are changing your Contract's type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type A (fixed) to a Type C (return of premium) death benefit, we will change the basic insurance amount by subtracting the total premiums paid on this Contract minus total withdrawals on the date the change takes effect. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type A death benefit.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type C (return of premium) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (1) is larger than (2), we will increase the basic insurance amount by that difference. If (2) is larger than (1), we will reduce the basic insurance amount by that difference. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type B death benefit.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the total premiums paid minus total withdrawals to this Contract on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes to and from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals.

            ------------------------------------------------------
                             Basic Insurance Amount
            ======================================================
              FROM                                TO
            ------------------------------------------------------
             Type A                 Type B                 Type C

            $300,000               $250,000               $260,000
            ------------------------------------------------------
             Type B                 Type A                 Type C

            $250,000               $300,000               $260,000
            ------------------------------------------------------
             Type C                 Type A                 Type B

            $260,000               $300,000               $250,000
            ------------------------------------------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life representative or our Service Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

Riders

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life upon written request.

Enhanced Disability Benefit -- The Enhanced Disability Benefit pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision.

Target Term Rider -- The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage you desire, up to four times the base Contract's basic insurance amount. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. After issue, while the rider is in-force, you may increase the rider coverage amount subject to a minimum increase amount of $25,000 and the underwriting requirements determined by Pruco Life. The rider coverage amount after the increase cannot exceed four times the base Contract's basic insurance amount. You may also decrease your rider coverage amount after issue, subject to a minimum decrease amount of $10,000.

The rider death benefit fluctuates as the base Contract's death benefit changes. When the Contract Fund has not grown to the point where the base Contract's death benefit is increased to satisfy the Internal Revenue Code's definition of life insurance, the rider death benefit equals the rider coverage amount. However, if the Contract Fund has grown to the point where the base Contract's death benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider's death benefit will decrease (or increase) dollar for dollar as the base Contract's death benefit increases (or decreases). The rider death benefit will never increase beyond the rider coverage amount. It is possible, however, for the Contract Fund and, consequently, the base Contract's death benefit to grow to the point where the rider death benefit is reduced to zero.

         [The following information was depicted as a line chart in the printed material.]

         $500,000 Basic Insurance Amount and $500,000 Target Term Rider
                              Type A Death Benefit

Policy Year                  Base Policy Death Benefit      Target Death Benefit
     1                              $  500,000                    $500,000
     2                              $  500,000                    $500,000
     3                              $  500,000                    $500,000
     4                              $  500,000                    $500,000
     5                              $  500,000                    $500,000
     6                              $  500,000                    $500,000
     7                              $  500,000                    $500,000
     8                              $  500,000                    $500,000
     9                              $  500,000                    $500,000
    10                              $  550,000                    $450,000
    11                              $  605,000                    $395,000
    12                              $  665,500                    $334,500
    13                              $  732,050                    $267,950
    14                              $  805,255                    $194,745
    15                              $  885,781                    $114,220
    16                              $1,000,000                    $     --
    17                              $1,100,000                    $     --
    18                              $1,210,000                    $     --
    19                              $1,331,000                    $     --
    20                              $1,464,100                    $     --

You should consider the following factors when purchasing a Contract with a Target Term Rider:

o A Contract with a Target Term Rider will offer higher cash values and death benefits than an all base policy with the same death benefit if Pruco Life does not change its current charges. This is because: (1) the Sales Load Target Premium will be lower for a Contract with a Target Term Rider than for an all base policy with the same death benefit and this may result in lower current sales expense charges, (2) the monthly administrative charge will also be lower for a Contract with a Target Term Rider than for an all base policy with the same death benefit, and (3) we currently take lower current Cost of Insurance charges under the Target Term Rider.

o However, a Contract with a Target Term Rider offers the potential for lower cash values and death benefits than an all base policy with the same death benefit if Pruco Life raises its current charges to the maximum contractual level. This is because guaranteed maximum charges under the Contract and Target Term Rider are the same except for the per $1,000 of insurance portion of the monthly administrative charge which extends for 10 years on the rider and only five years on the base Contract. The surrender charge does not apply to the Target Term Rider.

Other factors to consider are:

o The length of the Death Benefit Guarantee available on Contracts with a Target Term Rider is limited to five years. If it is important to you to have a Death Benefit Guarantee period longer than five years, you may want to purchase a Contract without a Target Term Rider. See Death Benefit Guarantee, page 21.

o The Enhanced Disability Benefit, as described above, is unavailable on Contracts with a Target Term Rider. If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

o The Living Needs Benefit does not apply to the portion of the death benefit that is attributable to a Target Term Rider. If it is important to you that the Living Needs Benefit applies to the entire death benefit, you may want to purchase a Contract without a Target Term Rider. See Living Needs Benefit, page 30.

o The rider coverage amount terminates at the insured's age 100. If it is important to you that no coverage amount then in effect terminates at the insured's attained age 100, you may want to purchase a contract without a Target Term Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract's cash value and death benefit. It is important that you ask your Pruco Life representative to provide illustrations based on different combinations of base Contract basic insurance amount and rider coverage amount. You can then discuss with your Pruco Life representative how these combinations may address your objectives.

Contract Date

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering the insured's issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

Premiums

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts. Premiums after the minimum initial premium must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or they will be applied as of the end of the valuation period the next business day.

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page 25, How a Type B (Variable) Contract's Death Benefit Will Vary, page 26, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 34.

Once the minimum initial premium payment is made, there are no required premiums. However, there are several types of premiums which are described below. Understanding them may help you understand how the Contract works.

      Target Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force until the insured's age 65, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals (not applicable to Contracts with the Target Term Rider). If you choose to continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums substantially higher than the Target Premium. However, not all Contracts offer the Death Benefit Guarantee beyond this period. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page 21. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Target Premium. For a Contract with no riders or extra risk charges, these premiums will be level.

      It is possible, in some instances, to pay a premium lower than the Target Premium; the Short-Term Premium. These Short-Term Premiums, if paid at the beginning of each Contract year, will keep the Contract in-force during the first five Contract years, regardless of investment performance and assuming no loans or withdrawals. To continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums higher than the Short-Term Premium. However, not all Contracts offer the Death Benefit Guarantee beyond five Contract years. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page
      21. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Short-Term Premium. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level.

      Lifetime Premiums are the premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals (not applicable to all Contracts). See Death Benefit Guarantee, page 21. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Lifetime Premium.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Death Benefit Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. When you apply for the Contract, you should discuss with your Pruco Life representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date: (1) we deduct the charge for sales expenses and the charge for taxes attributable to premiums from the initial premium (In California, Oregon, and Texas this is called a premium based administrative charge); (2) we allocate the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period to the ProFund VP Money Market investment option; and (3) the first monthly deductions are made. At the end of the "free-look" period, these funds will be transferred out of the ProFund VP Money Market investment option and allocated among the variable investment options according to your most current allocation request. See Short-Term Cancellation Right or "Free-Look," page 17. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.

The charge for sales expenses and the charge for taxes attributable to premiums also apply to all subsequent premium payments. The remainder will be invested as of the end of the valuation period in which it is received at our Service Office, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to our Service Office or by telephoning our Service Office, provided you are enrolled to use the Telephone Transfer System. Premium allocation changes must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or they will take effect as of the end of the valuation period the next business day. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33"% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Death Benefit Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the guarantee. Likewise, a Contract loan will negate any guarantee. See Withdrawals, page 28, and Contract Loans, page 33. You should consider how important the Death Benefit

Guarantee is to you when deciding what premium amounts to pay into the Contract. In Maryland, this guarantee is titled "Death Benefit Guarantee To Prevent Lapse".

At the Contract date and on each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate Death Benefit Guarantee Values. These are values used solely to determine if a Death Benefit Guarantee is in effect. These are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. Your Contract data pages contain a table of Death Benefit Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we will compare your Accumulated Net Payments to the Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the Death Benefit Guarantee Value and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short-Term, Target, and Lifetime Premiums are payments which correspond to the Death Benefit Guarantee Values shown on your Contract data pages. For example, payment of the Short-Term Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first five Contract years, assuming no loans or withdrawals. However, payment of the Short-Term Premium after year five will not assure that your Contract's Accumulated Net Payments will continue to meet the Death Benefit Guarantee Values. See Premiums, page 20.

If you want a Death Benefit Guarantee to last longer than five years, you should expect to pay at least the Target Premium at the start of each Contract year. Paying the Target Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured's age 65 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Target Premium after this Death Benefit Guarantee period, will not assure that your Contract's Accumulated Net Payments will meet the subsequent, much higher, Death Benefit Guarantee Values.

If you want a Death Benefit Guarantee to last the lifetime of the insured, then you should expect to pay at least the Lifetime Premium at the start of each Contract year. Paying the Lifetime Premium at the beginning of each Contract year guarantees your Contract against lapse for the insured's lifetime, assuming no loans or withdrawals.

The following table provides sample Short-Term, Target, and Lifetime Premiums (to the nearest dollar) for Basic Insurance Amounts and increases dated on or after May 1, 2002. The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 basic insurance amount; (3) no extra benefit riders have been added to the Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

================================================================================
                          Illustrative Annual Premiums
================================================================================
 Age of
insured            Type of              Short-Term       Target        Lifetime
at issue     Death Benefit Chosen        Premium        Premium        Premium
   or
increase
================================================================================
   40           Type A (Fixed)            $1,125         $2,138         $4,765
--------------------------------------------------------------------------------
   40          Type B (Variable)          $1,210         $2,220        $14,185
--------------------------------------------------------------------------------
   40     Type C (Return of Premium)      $1,130          N/A            N/A
--------------------------------------------------------------------------------
   60           Type A (Fixed)            $3,363         $7,158        $12,963
--------------------------------------------------------------------------------
   60          Type B (Variable)          $4,415         $7,218        $33,195
--------------------------------------------------------------------------------
   60     Type C (Return of Premium)      $4,163          N/A            N/A
--------------------------------------------------------------------------------
   80           Type A (Fixed)           $16,203        $39,345        $47,235
--------------------------------------------------------------------------------
   80          Type B (Variable)         $22,353        $43,980        $83,015
--------------------------------------------------------------------------------
   80     Type C (Return of Premium)        N/A           N/A            N/A
================================================================================

Paying the Short-Term, Target, or Lifetime Premiums at the start of each Contract year is one way of reaching the Death Benefit Guarantee Values; it is certainly not the only way. The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining the Death Benefit Guarantee. If you desire the Death Benefit Guarantee until the later of the insured's age 65 or 10 years after issue, you may prefer to pay at least the Target Premium in all years, rather than paying the lower Short-Term Premium in the first five years. If you pay only enough premium to meet the Death Benefit Guarantee Values in the first five years, you will need to pay more than the Target Premium at the beginning of the 6th year in order to continue the Death Benefit Guarantee.

Similarly, if you desire the Death Benefit Guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Death Benefit Guarantee Values until the later of the insured's age 65 or 10 years after issue, a substantial amount may be required to meet the subsequent Death Benefit Guarantee Values and continue the guarantee. In addition, it is possible that the payment required to continue the guarantee beyond this period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34.

Not all Contracts will have the Death Benefit Guarantee available in all years. Type A and Type B Contracts with the Cash Value Accumulation Test elected for definition of life insurance testing will have the Death Benefit Guarantee available for the lifetime of the insured. However, Type A and Type B Contracts with the Guideline Premium Test elected for definition of life insurance testing will have the Death Benefit Guarantee available until the insured's age 65 or 10 years after issue, whichever is later. Furthermore, Type C Contracts with either the Cash Value Accumulation Test or Guideline Premium Test elected for definition of life insurance testing, will only have the Death Benefit Guarantee available for the first five Contract years. Contracts with the Target Term Rider will also have the Death Benefit Guarantee available for only the first five Contract years. Your Contract data pages will show Death Benefit Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 17 and Tax Treatment of Contract Benefits, page 34.

Transfers

You may transfer amounts from one variable investment option to another variable investment option without charge. All or a portion of the amount credited to a variable investment option may be transferred. Transfers will not be made until the end of the "free-look" period. See Short-Term Cancellation Right or "Free-Look", page 17.

The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to our Service Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 36.

Any proper transfer request that is received at our Service Office after ninety minutes prior to any announced closing of the New York Stock Exchange (generally 2:30 Eastern time) and prior to the end of the valuation period that day will take effect as of the end of the valuation period the next business day. The "cut-off" time for proper transfer requests we receive that are submitted electronically to us, using electronic tools and procedures that we require, will be extended to forty-five minutes prior to any announced closing of the New York Stock Exchange (generally 3:15 Eastern time). We may set a later cut-off time for transfers and other financial transactions, but we will tell you if we do that.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Some Contract owners may use investment advisors or other third parties to make transfers on their behalf. Activity by such investment advisors or third parties may result in unusually large transfers which may interfere with our ability or the ability of the underlying Fund to process transactions. Such activity may also adversely affect the investment performance of the Funds.

We reserve the right to limit transfers in any Contract year, or to refuse any of your transfer requests, if:

      o we believe that excessive transfers, a specific transfer request, or a group of transfer requests by an owner or the owner's investment advisor may have a detrimental effect on the performance of any investment option or the share prices of any Fund or would be detrimental to other Contract owners; or

      o we are informed by one or more Funds that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of Fund shares.

We may apply the restrictions in a non-discriminatory manner reasonably designed to prevent transfers that we consider to be disadvantageous to other Contract owners.

We do not recommend, supervise or select your investment advisor. We are not responsible for any advice provided by your investment advisor.

To use an investment advisor to effect allocations and transfers among the investment options, you must:

      o     notify us in writing of the name of your investment advisor; and

      o provide us with a power of attorney approved by us authorizing your investment advisor to give us asset allocation/transfer instructions.

There is no assurance that your investment advisor will successfully predict market fluctuations. In selecting your investment advisor, you should carefully consider his or her background, experience and reputation.

How a Contract's Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract's cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See Contract Loans, page 33. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any loan; and (3) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under Charges and Expenses, page
11. Upon request, Pruco Life will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T10 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts, and assuming hypothetical uniform investment results in the Fund portfolios. Five of the tables assume current charges will be made throughout the lifetime of the Contract and five of them assume maximum charges will be made. See Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums, page 31.

How a Type A (Fixed) Contract's Death Benefit Will Vary

As described earlier, there are three types of death benefit available under the
Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

            (1)   the basic insurance amount; and

            (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 34, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35.

                          Type A (Fixed) Death Benefit

===================================================================================================================
                 IF                                                            THEN
===================================================================================================================
                      and the Contract    the attained age      the Contract Fund multiplied by the   and the Death
the insured is age         Fund is          factor is**                attained age factor is           Benefit is
===================================================================================================================
        40                $ 25,000              3.57                           89,250                    $250,000
        40                $ 75,000              3.57                          267,750                    $267,750*
        40                $100,000              3.57                          357,000                    $357,000*
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
        60                $ 75,000              1.92                          144,000                    $250,000
        60                $125,000              1.92                          240,000                    $250,000
        60                $150,000              1.92                          288,000                    $288,000*
-------------------------------------------------------------------------------------------------------------------
        80                $150,000              1.26                          189,000                    $250,000
        80                $200,000              1.26                          252,000                    $252,000*
        80                $225,000              1.26                          283,500                    $283,500*
===================================================================================================================
*     Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.

**    Assumes the Contract owner selected the Cash Value Accumulation Test.
===================================================================================================================

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under a Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, but will vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

            (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

            (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 34, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35.

                        Type B (Variable) Death Benefit

===================================================================================================================
                 IF                                                            THEN
===================================================================================================================
                      and the Contract    the attained age      the Contract Fund multiplied by the   and the Death
the insured is age         Fund is          factor is**                attained age factor is           Benefit is
===================================================================================================================
        40                $ 25,000              3.57                           89,250                    $275,000
        40                $ 75,000              3.57                          267,750                    $325,000
        40                $100,000              3.57                          357,000                    $357,000*
-------------------------------------------------------------------------------------------------------------------
        60                $ 75,000              1.92                          144,000                    $325,000
        60                $125,000              1.92                          240,000                    $375,000
        60                $150,000              1.92                          288,000                    $400,000
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
        80                $150,000              1.26                          189,000                    $400,000
        80                $200,000              1.26                          252,000                    $450,000
        80                $225,000              1.26                          283,500                    $475,000
===================================================================================================================
*     Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.

**    Assumes the Contract owner selected the Cash Value Accumulation Test.
===================================================================================================================

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type C (Return of Premium) Contract's Death Benefit Will Vary

Under a Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals are greater than total premiums paid. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type C (return of premium) Contract will always be the greater of:

      (1) the basic insurance amount plus the total premiums paid into the Contract less any withdrawals; and

      (2) the Contract Fund before the deduction of monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 34, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35.

                    Type C (Return of Premium) Death Benefit

===================================================================================================================================
                            IF                                                                 THEN
===================================================================================================================================
  the                                                                                     the Contract Fund
insured       and the Contract        and the premiums paid       the attained age    multiplied by the attained      and the Death
is age            Fund is            less any withdrawals is        factor is**              age factor is              Benefit is
===================================================================================================================================
   40             $ 25,000                  $ 15,000                    3.57                     89,250                  $265,000
   40             $ 75,000                  $ 60,000                    3.57                    267,750                  $310,000
   40             $100,000                  $ 80,000                    3.57                    357,000                  $357,000*
-----------------------------------------------------------------------------------------------------------------------------------
   60             $ 75,000                  $ 60,000                    1.92                    144,000                  $310,000
   60             $125,000                  $100,000                    1.92                    240,000                  $350,000
   60             $150,000                  $125,000                    1.92                    288,000                  $375,000
-----------------------------------------------------------------------------------------------------------------------------------
   80             $150,000                  $125,000                    1.26                    189,000                  $375,000
   80             $200,000                  $150,000                    1.26                    252,000                  $400,000
   80             $225,000                  $175,000                    1.26                    283,500                  $425,000
===================================================================================================================================

================================================================================
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.

**    Assumes the Contract owner selected the Cash Value Accumulation Test.
================================================================================

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

Surrender of a Contract

A Contract may be surrendered for its cash surrender value while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life's needs, to our Service Office. The surrender request must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or it will take effect as of the end of the valuation period the next business day. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the contract fund deductions for two monthly dates following the date of withdrawal. The amount withdrawn must be at least $100. There is an administrative processing fee for each withdrawal which is $25. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. The withdrawal request must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or it will take effect as of the end of the valuation period the next business day. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount. If a decrease in basic insurance amount reduces a coverage segment below its surrender charge threshold, a surrender charge may be deducted. See Charges and Expenses, page 11. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See Requirements for Issuance of a Contract, page 16. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative. See Tax Treatment of Contract Benefits, page 34.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Death Benefit Guarantee, since withdrawals decrease your Accumulated Net Payments. See Death Benefit Guarantee, page 21.

Lapse and Reinstatement

Pruco Life will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Death Benefit Guarantee. See Death Benefit Guarantee, page 21. If the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at our Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

A Contract that ended in default may be reinstated within five years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement. The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

Increases in Basic Insurance Amount

Subject to state approval and subject to the underwriting requirements determined by Pruco Life, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract, thus, creating an additional coverage segment.

The following conditions must be met:

      (1)   you must ask for the change in a form that meets Pruco Life's needs;

      (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under Contract Limitations in your Contract data pages;

      (3)   you must prove to us that the insured is insurable for any increase;

      (4)   the Contract must not be in default;

      (5) we must not be paying premiums into the Contract as a result of the insured's total disability; and

      (6) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 4% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 2% of allocated premiums paid in excess of this amount for the first 10 Contract years; 0% thereafter. See the definition of Contract year for an increase in basic insurance amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 1.

Each coverage segment will have its own surrender charge period beginning on that segment's effective date and its own surrender charge threshold. The surrender charge threshold is the segment's lowest coverage amount since its effective date. See Decreases in Basic Insurance Amount, page 30, and Surrender Charges, page 15.

The COI rates for a coverage segment representing an increase in basic insurance amount are based upon 1980 CSO Tables, the age at the segment's effective date and the number of years since then, sex (except where unisex rates apply); smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase. The net amount at risk for the whole contract (the death benefit minus the Contract Fund) is allocated to each coverage segment based on the proportion of its basic insurance amount to the total of all coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the Insured's attained age for the initial coverage segment. For a description of attained age factor, see How a Type A (Fixed) Contract's Death Benefit Will Vary, page 25, How a Type B (Variable) Contract's Death Benefit Will Vary, page 26, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 27.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See Short-Term Cancellation Right or "Free-Look", page 17. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

Decreases in Basic Insurance Amount

As explained earlier, you may make a withdrawal. See Withdrawals, page 28. You also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value at any time after the first Contract anniversary. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in your Contract data pages.

In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract data pages. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See Charges and Expenses, page 11. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each coverage segment will have its own surrender charge threshold equal to the segment's lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divide by the threshold amount, and deduct the result from the Contract Fund. See Surrender Charges, page 15.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. In addition, it is important to note that if the basic insurance amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page
34. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

When Proceeds Are Paid

Pruco Life will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at our Service Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at our Service Office. However, Pruco Life may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

Living Needs Benefit

The Living Needs Benefit is available on your Contract. The benefit may vary by state. There is no charge for adding the benefit to a Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid.

Subject to state regulatory approval, the Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will generally be greater than the Contract's cash surrender value. One or both of the following options may be available. A Pruco Life representative should be consulted as to whether additional options may be available.

Terminal Illness Option. This option is available if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Nursing Home Option. This option is available after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Subject to state approval, all or part of the Contract's death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a qualified tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums

The following tables (pages T1 through T10) show how a Contract's death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All ten tables assume the following:

o a Contract bought by a 35 year old male, Preferred Best, with no extra risks or substandard ratings.

o a given premium amount is paid on each Contract anniversary and no loans are taken.

o     the Contract Fund has been invested in equal amounts in each of the 30
      Funds.

The first two tables (pages T1 and T2) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page 17. The first table assumes current charges will continue for the indefinite future while the second table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The third and fourth tables (pages T3 and T4) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $100,000 basic insurance amount and a $150,000 Target Term Rider has been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page 17. The third table assumes current charges will continue for the indefinite future while the fourth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The next two tables (pages T5 and T6) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of

Death Benefit, page 17. The fifth table assumes current charges will continue for the indefinite future while the sixth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The tables on pages T7 and T8 assume: (1) a Type B (variable) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page 17. The table on page T7 assumes current charges will continue for the indefinite future while the table on page T8 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The last two tables (pages T9 and T10) assume: (1) a Type C (return of premium) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 34 and Types of Death Benefit, page 17. The table on page T9 assumes current charges will continue for the indefinite future while the table on page T10 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column of the following illustrations (pages T1 through T10) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last four columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first 10 years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 30 portfolios of 1.95%, and the daily deduction from the Contract Fund of 0.25% per year for the tables based on current charges and 0.45% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of -2.20%, 3.80% and 9.80%, respectively. Assuming maximum charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of -2.40%, 3.60% and 9.60%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 1.95% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 35 year old man, may be useful for a 35 year old man but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

                                  ILLUSTRATIONS

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
              ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                              USING CURRENT CHARGES

                                                    Death Benefit (1)                              Surrender Value (1)
                               ---------------------------------------------------   -----------------------------------------------
                                          Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
                Premiums                     Annual Investment Return of                       Annual Investment Return of
  End Of       Accumulated     ---------------------------------------------------   -----------------------------------------------
  Policy     at 4% Interest        0% Gross           6% Gross         12% Gross       0% Gross         6% Gross         12% Gross
   Year         Per Year         (-2.20% Net)        (3.80% Net)      (9.80% Net)    (-2.20% Net)     (3.80% Net)       (9.80% Net)
-----------   -------------    ---------------   ----------------   --------------   -------------   -------------    --------------
     1         $     1,794     $     250,000     $      250,000     $    250,000     $          0     $         0      $          0
     2         $     3,660     $     250,000     $      250,000     $    250,000     $          0     $         0      $         87
     3         $     5,600     $     250,000     $      250,000     $    250,000     $        698     $     1,048      $      1,431
     4         $     7,618     $     250,000     $      250,000     $    250,000     $      1,670     $     2,240      $      2,890
     5         $     9,717     $     250,000     $      250,000     $    250,000     $      2,624     $     3,471      $      4,472
     6         $    11,900     $     250,000     $      250,000     $    250,000     $      3,977     $     5,169      $      6,633
     7         $    14,170     $     250,000     $      250,000     $    250,000     $      5,302     $     6,922      $      8,985
     8         $    16,530     $     250,000     $      250,000     $    250,000     $      6,598     $     8,731      $     11,545
     9         $    18,986     $     250,000     $      250,000     $    250,000     $      7,864     $    10,596      $     14,332
    10         $    21,539     $     250,000     $      250,000     $    250,000     $      9,099     $    12,517      $     17,366
    15         $    35,922     $     250,000     $      250,000     $    250,000     $     14,314     $    22,591      $     36,821
    20         $    53,422     $     250,000     $      250,000     $    250,000     $     18,210     $    33,887      $     67,029
    25         $    74,713     $     250,000     $      250,000     $    250,000     $     20,357     $    46,173      $    114,341
    30         $   100,616     $     250,000     $      250,000     $    326,841     $     20,187     $    59,082      $    188,925
    35         $   132,132     $     250,000     $      250,000     $    469,642     $     17,178     $    72,386      $    304,962
    40         $   170,476     $     250,000     $      250,000     $    673,234     $      9,204     $    84,713      $    484,341
    45         $   217,127     $           0(2)  $      250,000(2)  $    973,272     $          0(2)  $    94,132(2)   $    760,368

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 44, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 63, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T1

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
              ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                              USING MAXIMUM CHARGES

                                                  Death Benefit (1)                             Surrender Value (1)
                                  ----------------------------------------------     --------------------------------------------
                                         Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
                  Premiums                 Annual Investment Return of                        Annual Investment Return of
  End Of         Accumulated      ----------------------------------------------     --------------------------------------------
  Policy       at 4% Interest      0% Gross        6% Gross          12% Gross         0% Gross       6% Gross         12% Gross
   Year           Per Year       (-2.40% Net)    (3.60% Net)       (9.60% Net)       (-2.40% Net)   (3.60% Net)       (9.60% Net)
-----------    ---------------    -----------    ------------     --------------     ------------   -----------      ------------
     1         $       1,794      $  250,000     $    250,000     $      250,000      $        0     $        0      $          0
     2         $       3,660      $  250,000     $    250,000     $      250,000      $        0     $        0      $          0
     3         $       5,600      $  250,000     $    250,000     $      250,000      $        0     $        0      $          0
     4         $       7,618      $  250,000     $    250,000     $      250,000      $        0     $      316      $        730
     5         $       9,717      $  250,000     $    250,000     $      250,000      $      387     $      888      $      1,495
     6         $      11,900      $  250,000     $    250,000     $      250,000      $    1,185     $    1,861      $      2,714
     7         $      14,170      $  250,000     $    250,000     $      250,000      $    1,925     $    2,819      $      3,988
     8         $      16,530      $  250,000     $    250,000     $      250,000      $    2,608     $    3,758      $      5,321
     9         $      18,986      $  250,000     $    250,000     $      250,000      $    3,229     $    4,675      $      6,712
    10         $      21,539      $  250,000     $    250,000     $      250,000      $    3,786     $    5,563      $      8,164
    15         $      35,922      $  250,000     $    250,000     $      250,000      $    4,664     $    8,532      $     15,568
    20         $      53,422      $  250,000     $    250,000     $      250,000      $    2,761     $    9,081      $     24,098
    25         $      74,713      $  250,000     $    250,000     $      250,000      $        0     $    4,657      $     32,660
    30         $     100,616      $  250,000     $    250,000     $      250,000      $        0     $        0      $     38,160
    35         $     132,132      $        0(2)  $          0(2)  $      250,000      $        0(2)  $        0(2)   $     32,485
    40         $     170,476      $        0     $          0     $            0(2)   $        0     $        0      $          0(2)
    45         $     217,127      $        0     $          0     $            0      $        0     $        0      $          0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made.
            Based on a gross return of 12%, the Contract would go into default in policy year 40, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T2

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
        $250,000 TARGET COVERAGE AMOUNT($100,000 BASIC INSURANCE AMOUNT,
                          $150,000 TARGET TERM RIDER)
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING CURRENT CHARGES

                                               Death Benefit (1)                                  Surrender Value (1)
                                ----------------------------------------------     -----------------------------------------------
                                      Assuming Hypothetical Gross (and Net)             Assuming Hypothetical Gross (and Net)
                  Premiums                Annual Investment Return of                       Annual Investment Return of
  End Of         Accumulated    ----------------------------------------------     -----------------------------------------------
  Policy       at 4% Interest      0% Gross       6% Gross         12% Gross         0% Gross         6% Gross         12% Gross
   Year           Per Year       (-2.20% Net)    (3.80% Net)     (9.80% Net)       (-2.20% Net)      (3.80% Net)      (9.80% Net)
-----------    -------------    --------------  -------------   --------------     -------------   --------------   --------------
     1         $     1,794      $   250,000     $   250,000     $    250,000        $       220     $        300      $        381
     2         $     3,660      $   250,000     $   250,000     $    250,000        $     1,353     $      1,581      $      1,820
     3         $     5,600      $   250,000     $   250,000     $    250,000        $     2,545     $      2,992      $      3,478
     4         $     7,618      $   250,000     $   250,000     $    250,000        $     3,707     $      4,448      $      5,286
     5         $     9,717      $   250,000     $   250,000     $    250,000        $     4,841     $      5,952      $      7,258
     6         $    11,900      $   250,000     $   250,000     $    250,000        $     6,112     $      7,675      $      9,586
     7         $    14,170      $   250,000     $   250,000     $    250,000        $     7,352     $      9,455      $     12,129
     8         $    16,530      $   250,000     $   250,000     $    250,000        $     8,557     $     11,291      $     14,905
     9         $    18,986      $   250,000     $   250,000     $    250,000        $     9,727     $     13,183      $     17,935
    10         $    21,539      $   250,000     $   250,000     $    250,000        $    10,862     $     15,133      $     21,242
    15         $    35,922      $   250,000     $   250,000     $    250,000        $    15,866     $     25,706      $     42,957
    20         $    53,422      $   250,000     $   250,000     $    250,000        $    19,609     $     37,669      $     76,895
    25         $    74,713      $   250,000     $   250,000     $    257,999        $    21,626     $     50,794      $    130,303
    30         $   100,616      $   250,000     $   250,000     $    370,293        $    21,350     $     64,782      $    214,042
    35         $   132,132      $   250,000     $   250,000     $    530,034        $    18,257     $     79,510      $    344,178
    40         $   170,476      $   250,000     $   250,000     $    758,026        $    10,228     $     93,821      $    545,342
    45         $   217,127      $         0(2)  $   250,000(2)  $  1,094,252        $         0(2)  $    106,198(2)   $    854,884

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 44, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 65, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T3

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
        $250,000 TARGET COVERAGE AMOUNT($100,000 BASIC INSURANCE AMOUNT,
                          $150,000 TARGET TERM RIDER)
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING MAXIMUM CHARGES

                                                   Death Benefit (1)                                Surrender Value (1)
                                   -----------------------------------------------     ------------------------------------------
                                          Assuming Hypothetical Gross (and Net)            Assuming Hypothetical Gross (and Net)
                  Premiums                   Annual Investment Return of                       Annual Investment Return of
  End Of         Accumulated       -----------------------------------------------     ------------------------------------------
  Policy       at 4% Interest          0% Gross       6% Gross        12% Gross          0% Gross        6% Gross      12% Gross
   Year           Per Year          (-2.40% Net)     (3.60% Net)     (9.60% Net)       (-2.40% Net)    (3.60% Net)    (9.60% Net)
-----------    -------------       --------------  --------------   --------------     ------------    -----------   ------------
     1         $     1,794         $   250,000     $    250,000     $    250,000        $        0     $       0      $        0
     2         $     3,660         $   250,000     $    250,000     $    250,000        $        0     $      91      $       232
     3         $     5,600         $   250,000     $    250,000     $    250,000        $      358     $     592      $       851
     4         $     7,618         $   250,000     $    250,000     $    250,000        $      718     $   1,076      $     1,490
     5         $     9,717         $   250,000     $    250,000     $    250,000        $    1,039     $   1,540      $     2,146
     6         $    11,900         $   250,000     $    250,000     $    250,000        $    1,478     $   2,147      $     2,992
     7         $    14,170         $   250,000     $    250,000     $    250,000        $    1,867     $   2,729      $     3,866
     8         $    16,530         $   250,000     $    250,000     $    250,000        $    2,202     $   3,282      $     4,770
     9         $    18,986         $   250,000     $    250,000     $    250,000        $    2,482     $   3,802      $     5,700
    10         $    21,539         $   250,000     $    250,000     $    250,000        $    2,701     $   4,281      $     6,656
    15         $    35,922         $   250,000     $    250,000     $    250,000        $    3,585     $   6,839      $    12,959
    20         $    53,422         $   250,000     $    250,000     $    250,000        $    1,776     $   6,996      $    19,843
    25         $    74,713         $         0(2)  $    250,000     $    250,000        $        0(2)  $   2,041      $    25,584
    30         $   100,616         $         0     $          0(2)  $    250,000        $        0     $       0(2)   $    26,010
    35         $   132,132         $         0     $          0     $    250,000        $        0     $       0      $    10,454
    40         $   170,476         $         0     $          0     $          0(2)     $        0     $       0      $         0(2)
    45         $   217,127         $         0     $          0     $          0        $        0     $       0      $         0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 22, unless an additional premium payment was made.
            Based on a gross return of 6%, the Contract would go into default in policy year 27, unless an additional premium payment was made.
            Based on a gross return of 12%, the Contract would go into default in policy year 37, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T4

                             PRULIFE ADVISOR SELECT
                             GUIDELINE PREMIUM TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING CURRENT CHARGES

                                                 Death Benefit (1)                                  Surrender Value (1)
                                  --------------------------------------------        ---------------------------------------------
                                      Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
                Premiums                   Annual Investment Return of                          Annual Investment Return of
  End Of       Accumulated        --------------------------------------------        ---------------------------------------------
  Policy     at 4% Interest         0% Gross        6% Gross        12% Gross           0% Gross         6% Gross       12% Gross
   Year         Per Year          (-2.20% Net)    (3.80% Net)      (9.80% Net)        (-2.20% Net)      (3.80% Net)    (9.80% Net)
-----------   ------------        -------------  -------------    ------------        ------------   --------------    ------------
     1         $    1,794         $   250,000     $   250,000     $    250,000        $        0     $          0      $          0
     2         $    3,660         $   250,000     $   250,000     $    250,000        $        0     $          0      $         87
     3         $    5,600         $   250,000     $   250,000     $    250,000        $      698     $      1,048      $      1,431
     4         $    7,618         $   250,000     $   250,000     $    250,000        $    1,670     $      2,240      $      2,890
     5         $    9,717         $   250,000     $   250,000     $    250,000        $    2,624     $      3,471      $      4,472
     6         $   11,900         $   250,000     $   250,000     $    250,000        $    3,977     $      5,169      $      6,633
     7         $   14,170         $   250,000     $   250,000     $    250,000        $    5,302     $      6,922      $      8,985
     8         $   16,530         $   250,000     $   250,000     $    250,000        $    6,598     $      8,731      $     11,545
     9         $   18,986         $   250,000     $   250,000     $    250,000        $    7,864     $     10,596      $     14,332
    10         $   21,539         $   250,000     $   250,000     $    250,000        $    9,099     $     12,517      $     17,366
    15         $   35,922         $   250,000     $   250,000     $    250,000        $   14,314     $     22,591      $     36,821
    20         $   53,422         $   250,000     $   250,000     $    250,000        $   18,210     $     33,887      $     67,029
    25         $   74,713         $   250,000     $   250,000     $    250,000        $   20,357     $     46,173      $    114,341
    30         $  100,616         $   250,000     $   250,000     $    250,000        $   20,187     $     59,082      $    189,646
    35         $  132,132         $   250,000     $   250,000     $    360,441        $   17,178     $     72,386      $    310,725
    40         $  170,476         $   250,000     $   250,000     $    538,181        $    9,204     $     84,713      $    502,973
    45         $  217,127         $         0(2)  $   250,000(2)  $    849,728        $        0(2)  $     94,132(2)   $    809,265

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 44, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 63, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T5

                             PRULIFE ADVISOR SELECT
                             GUIDELINE PREMIUM TEST
                          TYPE A (FIXED) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
              ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                              USING MAXIMUM CHARGES

                                               Death Benefit (1)                                     Surrender Value (1)
                                  ----------------------------------------------     --------------------------------------------
                                      Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                  Premiums                  Annual Investment Return of                        Annual Investment Return of
  End Of         Accumulated      ----------------------------------------------     --------------------------------------------
  Policy       at 4% Interest       0% Gross         6% Gross         12% Gross        0% Gross        6% Gross        12% Gross
   Year           Per Year        (-2.40% Net)      (3.60% Net)      (9.60% Net)     (-2.40% Net)     (3.60% Net)     (9.60% Net)
-----------    ---------------    -------------     -----------     ------------     ------------     -----------     -----------
     1         $       1,794      $     250,000     $   250,000     $    250,000     $          0     $        0      $        0
     2         $       3,660      $     250,000     $   250,000     $    250,000     $          0     $        0      $        0
     3         $       5,600      $     250,000     $   250,000     $    250,000     $          0     $        0      $        0
     4         $       7,618      $     250,000     $   250,000     $    250,000     $          0     $      316      $      730
     5         $       9,717      $     250,000     $   250,000     $    250,000     $        387     $      888      $    1,495
     6         $      11,900      $     250,000     $   250,000     $    250,000     $      1,185     $    1,861      $    2,714
     7         $      14,170      $     250,000     $   250,000     $    250,000     $      1,925     $    2,819      $    3,988
     8         $      16,530      $     250,000     $   250,000     $    250,000     $      2,608     $    3,758      $    5,321
     9         $      18,986      $     250,000     $   250,000     $    250,000     $      3,229     $    4,675      $    6,712
    10         $      21,539      $     250,000     $   250,000     $    250,000     $      3,786     $    5,563      $    8,164
    15         $      35,922      $     250,000     $   250,000     $    250,000     $      4,664     $    8,532      $   15,568
    20         $      53,422      $     250,000     $   250,000     $    250,000     $      2,761     $    9,081      $   24,098
    25         $      74,713      $     250,000     $   250,000     $    250,000     $          0     $    4,657      $   32,660
    30         $     100,616      $     250,000     $   250,000     $    250,000     $          0     $        0      $   38,160
    35         $     132,132      $           0(2)  $         0(2)  $    250,000     $          0(2)  $        0(2)   $   32,485
    40         $     170,476      $           0     $         0     $          0(2)  $          0     $        0      $        0(2)
    45         $     217,127      $           0     $         0     $          0     $          0     $        0      $        0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made. Based on a gross return of 12%, the Contract would go into default in policy year 40, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T6

                    PRULIFE ADVISOR SELECT
                 CASH VALUE ACCUMULATION TEST
                TYPE B (VARIABLE) DEATH BENEFIT
               MALE PREFERRED BEST ISSUE AGE 35
                $250,000 BASIC INSURANCE AMOUNT
    ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                     USING CURRENT CHARGES

                                          Death Benefit (1)                               Surrender Value (1)
                             --------------------------------------------     -------------------------------------------
                                 Assuming Hypothetical Gross (and Net)            Assuming Hypothetical Gross (and Net)
                Premiums              Annual Investment Return of                     Annual Investment Return of
  End Of       Accumulated   --------------------------------------------     -------------------------------------------
  Policy     at 4% Interest    0% Gross         6% Gross       12% Gross        0% Gross       6% Gross        12% Gross
   Year         Per Year     (-2.20% Net)     (3.80% Net)     (9.80% Net)     (-2.20% Net)    (3.80% Net)     (9.80% Net)
---------    --------------  -----------     ------------     -----------     ------------    -----------     -----------
     1       $       1,794   $   250,737     $    250,805     $   250,874     $         0     $         0      $        0
     2       $       3,660   $   251,457     $    251,641     $   251,834     $         0     $         0      $       84
     3       $       5,600   $   252,249     $    252,599     $   252,982     $       694     $     1,044      $    1,426
     4       $       7,618   $   253,024     $    253,594     $   254,242     $     1,664     $     2,233      $    2,881
     5       $       9,717   $   253,782     $    254,626     $   255,625     $     2,616     $     3,460      $    4,459
     6       $      11,900   $   254,937     $    256,125     $   257,584     $     3,965     $     5,153      $    6,612
     7       $      14,170   $   256,063     $    257,678     $   259,733     $     5,285     $     6,900      $    8,955
     8       $      16,530   $   257,160     $    259,285     $   262,087     $     6,577     $     8,701      $   11,504
     9       $      18,986   $   258,226     $    260,946     $   264,664     $     7,837     $    10,557      $   14,276
    10       $      21,539   $   259,260     $    262,661     $   267,485     $     9,066     $    12,466      $   17,291
    15       $      35,922   $   264,227     $    272,435     $   286,539     $    14,227     $    22,435      $   36,539
    20       $      53,422   $   268,007     $    283,459     $   316,093     $    18,007     $    33,459      $   66,093
    25       $      74,713   $   269,908     $    295,040     $   361,303     $    19,908     $    45,040      $  111,303
    30       $     100,616   $   269,311     $    306,342     $   430,400     $    19,311     $    56,342      $  180,400
    35       $     132,132   $   265,713     $    316,429     $   536,621     $    15,713     $    66,429      $  286,621
    40       $     170,476   $   257,093     $    322,380     $   699,059     $     7,093     $    72,380      $  449,059
    45       $     217,127   $         0(2)  $    319,885(2)  $   947,296     $         0(2)  $    69,885(2)   $  697,296

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 43, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 56, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T7

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                         TYPE B (VARIABLE) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING MAXIMUM CHARGES

                                           Death Benefit (1)                                   Surrender Value (1)
                            ---------------------------------------------        ---------------------------------------------
                                 Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
              Premiums                Annual Investment Return of                          Annual Investment Return of
 End Of      Accumulated    ---------------------------------------------        ---------------------------------------------
 Policy    at 4% Interest     0% Gross         6% Gross        12% Gross           0% Gross         6% Gross        12% Gross
  Year        Per Year      (-2.40% Net)      (3.60% Net)     (9.60% Net)        (-2.40% Net)     (3.60% Net)      (9.60% Net)
-------    -------------    -------------     -----------     -----------        ------------     -----------      -----------
    1      $       1,794    $     250,379     $   250,433     $   250,488        $          0     $         0      $          0
    2      $       3,660    $     250,727     $   250,860     $   251,000        $          0     $         0      $          0
    3      $       5,600    $     251,038     $   251,271     $   251,529        $          0     $         0      $          0
    4      $       7,618    $     251,309     $   251,664     $   252,075        $          0     $       303      $        714
    5      $       9,717    $     251,539     $   252,035     $   252,637        $        372     $       869      $      1,471
    6      $      11,900    $     252,136     $   252,805     $   253,650        $      1,164     $     1,833      $      2,678
    7      $      14,170    $     252,674     $   253,557     $   254,713        $      1,897     $     2,780      $      3,935
    8      $      16,530    $     253,153     $   254,288     $   255,828        $      2,570     $     3,705      $      5,245
    9      $      18,986    $     253,569     $   254,992     $   256,995        $      3,180     $     4,603      $      6,606
   10      $      21,539    $     253,919     $   255,662     $   258,214        $      3,724     $     5,468      $      8,020
   15      $      35,922    $     254,508     $   258,242     $   265,022        $      4,508     $     8,242      $     15,022
   20      $      53,422    $     252,486     $   258,401     $   272,440        $      2,486     $     8,401      $     22,440
   25      $      74,713    $           0(2)  $   253,401     $   278,210        $          0(2)  $     3,401      $     28,210
   30      $     100,616    $           0     $         0(2)  $   277,360        $          0     $         0(2)   $     27,360
   35      $     132,132    $           0     $         0     $   258,980        $          0     $         0      $      8,980
   40      $     170,476    $           0     $         0     $         0(2)     $          0     $         0      $          0(2)
   45      $     217,127    $           0     $         0     $         0        $          0     $         0      $          0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 23, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 27, unless an additional premium payment was made. Based on a gross return of 12%, the Contract would go into default in policy year 37, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T8

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                    TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING CURRENT CHARGES

                                               Death Benefit (1)                                   Surrender Value (1)
                                 -------------------------------------------         ----------------------------------------------
                                    Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
                  Premiums               Annual Investment Return of                           Annual Investment Return of
  End Of         Accumulated     --------------------------------------------        ----------------------------------------------
  Policy       at 4% Interest      0% Gross        6% Gross        12% Gross           0% Gross         6% Gross         12% Gross
   Year           Per Year       (-2.20% Net)    (3.80% Net)      (9.80% Net)        (-2.20% Net)      (3.80% Net)      (9.80% Net)
-----------    --------------    ------------    -----------     ------------        ------------     -----------      ------------
     1         $        1,794    $   251,725     $   251,725     $    251,725        $          0     $         0      $          0
     2         $        3,660    $   253,450     $   253,450     $    253,450        $          0     $         0      $         83
     3         $        5,600    $   255,175     $   255,175     $    255,175        $        691     $     1,041      $      1,424
     4         $        7,618    $   256,900     $   256,900     $    256,900        $      1,658     $     2,228      $      2,876
     5         $        9,717    $   258,625     $   258,625     $    258,625        $      2,607     $     3,452      $      4,451
     6         $       11,900    $   260,350     $   260,350     $    260,350        $      3,953     $     5,142      $      6,602
     7         $       14,170    $   262,075     $   262,075     $    262,075        $      5,270     $     6,885      $      8,942
     8         $       16,530    $   263,800     $   263,800     $    263,800        $      6,557     $     8,683      $     11,487
     9         $       18,986    $   265,525     $   265,525     $    265,525        $      7,813     $    10,534      $     14,256
    10         $       21,539    $   267,250     $   267,250     $    267,250        $      9,036     $    12,439      $     17,269
    15         $       35,922    $   275,875     $   275,875     $    275,875        $     14,155     $    22,380      $     36,532
    20         $       53,422    $   284,500     $   284,500     $    284,500        $     17,841     $    33,374      $     66,270
    25         $       74,713    $   293,125     $   293,125     $    293,125        $     19,494     $    44,942      $    112,425
    30         $      100,616    $   301,750     $   301,750     $    320,125        $     18,302     $    56,305      $    185,043
    35         $      132,132    $   310,375     $   310,375     $    460,308        $     13,417     $    66,605      $    298,901
    40         $      170,476    $   319,000     $   319,000     $    660,127        $      1,827     $    72,945      $    474,912
    45         $      217,127    $         0(2)  $   327,625(2)  $    954,572        $          0(2)  $    70,485(2)   $    745,759

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 41, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 55, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T9

                             PRULIFE ADVISOR SELECT
                          CASH VALUE ACCUMULATION TEST
                    TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                         $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                              USING MAXIMUM CHARGES

                                           Death Benefit (1)                                   Surrender Value (1)
                             ----------------------------------------------        ----------------------------------------------
                                  Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
               Premiums               Annual Investment Return of                         Annual Investment Return of
 End Of       Accumulated    ----------------------------------------------        ----------------------------------------------
 Policy     at 4% Interest    0% Gross          6% Gross         12% Gross           0% Gross         6% Gross         12% Gross
  Year         Per Year      (-2.40% Net)      (3.60% Net)      (9.60% Net)        (-2.40% Net)      (3.60% Net)      (9.60% Net)
--------    ---------------  ------------     ------------     ------------        ------------     ------------      -----------
    1       $       1,794    $    251,725     $    251,725     $    251,725        $          0     $          0      $         0
    2       $       3,660    $    253,450     $    253,450     $    253,450        $          0     $          0      $         0
    3       $       5,600    $    255,175     $    255,175     $    255,175        $          0     $          0      $         0
    4       $       7,618    $    256,900     $    256,900     $    256,900        $          0     $        280      $       691
    5       $       9,717    $    258,625     $    258,625     $    258,625        $        337     $        832      $     1,432
    6       $      11,900    $    260,350     $    260,350     $    260,350        $      1,111     $      1,778      $     2,620
    7       $      14,170    $    262,075     $    262,075     $    262,075        $      1,823     $      2,701      $     3,852
    8       $      16,530    $    263,800     $    263,800     $    263,800        $      2,470     $      3,597      $     5,131
    9       $      18,986    $    265,525     $    265,525     $    265,525        $      3,049     $      4,461      $     6,456
   10       $      21,539    $    267,250     $    267,250     $    267,250        $      3,556     $      5,284      $     7,824
   15       $      35,922    $    275,875     $    275,875     $    275,875        $      4,017     $      7,691      $    14,445
   20       $      53,422    $    284,500     $    284,500     $    284,500        $      1,236     $      6,975      $    21,044
   25       $      74,713    $          0(2)  $          0(2)  $    293,125        $          0(2)  $          0(2)   $    25,030
   30       $     100,616    $          0     $          0     $    301,750        $          0     $          0      $    19,885
   35       $     132,132    $          0     $          0     $          0(2)     $          0     $          0      $         0(2)
   40       $     170,476    $          0     $          0     $          0        $          0     $          0      $         0
   45       $     217,127    $          0     $          0     $          0        $          0     $          0      $         0

      (1)   Assumes no Contract Loan has been made.

      (2) Based on a gross return of 0%, the Contract would go into default in policy year 22, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 25, unless an additional premium payment was made. Based on a gross return of 12%, the Contract would go into default in policy year 34, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T10

Contract Loans

You may borrow from Pruco Life an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to 90% of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $500. The loan request must be received at our Service Office ninety minutes prior to any announced closing of the New York Stock Exchange or it will take effect as of the end of the valuation period the next business day.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. If the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges and you fail to keep the Contract in-force, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. See Lapse and Reinstatement, page 28 and Tax Treatment of Contract Benefits " Pre-Death Distributions, page 34.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 34.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

Treatment as Life InsuranceTreatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see Tax Information in the Fund prospectus.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured's age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own qualified tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

      o you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract,

      o the Contract's death benefit will be income tax free to your beneficiary.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death DistributionsPre-Death Distributions. The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

   Contracts Not Classified as Modified Endowment Contracts.

      o If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay Contract debt. In other words, you will immediately have taxable income to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

      o Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

      o Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

      o Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

   Modified Endowment Contracts.

      o The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life representative if you are contemplating any of these steps.

      o If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

      o Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

      o All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular variable investment options without causing you, instead of Pruco Life, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made with such notice to affected Contract owners as is feasible under the circumstances.

Withholding. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

Other General Contract Provisions

Assignment. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life's consent. Pruco Life assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at our Service Office.

Beneficiary. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

Incontestability. We will not contest the Contract after it has been in-force during the insured's lifetime for two years from the issue date except when any change is made in the Contract that requires Pruco Life's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex. If the insured's stated age or sex or both are incorrect in the Contract, Pruco Life will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

Settlement Options. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion. Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

Substitution of Fund Shares

Although Pruco Life believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

Reports to Contract Owners

Once each year, Pruco Life will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

Sale of the Contract and Sales Commissions

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders.

Generally, representatives will receive a commission of no more than:

      (1) 50% of the premiums received in the first 24 months following the Contract Date on total premium received since issue up to the Commissionable Target Premium;

      (2) 4% of the premiums received in the first 24 months following the Contract Date to the extent that the total premium received since issue exceeds the Commissionable Target Premium;

      (3) 4% of the premiums received in years three through 10 on premiums received up to the Commissionable Target Premium in each policy year; and

      (4) 3% of the premiums received in any of the first 10 policy years to the extent that premiums in that year exceed the Commissionable Target Premium.

If the basic insurance amount is increased, representatives will generally receive a commission of no more than:

      (1) 50% of the premiums received up to the Commissionable Target Premium for the increase received in the first year following the effective date of the increase;

      (2) 4% of the premiums received up to the Commissionable Target Premium for years two through 10; and

      (3) 2% of the premiums received in any of the first 10 years following the effective date of the increase to the extent that premiums in that year exceed the Commissionable Target Premium.

Moreover, trail commissions of up to 0.0625% of an amount determined by averaging the Contract Fund less all outstanding loans as of the first and last day of each calendar quarter starting with the third Contract year may be paid.

Representatives with less than four years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Experts

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the financial statements of the Account as of December 31, 2001 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this prospectus have been examined by Candace Woods, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

Litigation and Regulatory Proceedings

We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal and regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against Pruco Life and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries, including Pruco Life, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied.

As of December 31, 2001 Prudential and/or Pruco Life remained a party to approximately 44 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. In addition, there were 19 sales practices actions pending that were filed by policyholders who were members of the class and who failed to "opt out" of the class action settlement. Prudential and Pruco Life believed that those actions are governed by the class settlement release and expects them to be enjoined and/or dismissed. Additional suits may be filed by class members who "opted out" of the class settlements or who failed to "opt out" but nevertheless seek to proceed against Prudential and/or Pruco Life. A number of the plaintiffs in these cases seek large and/or indeterminate amounts, including punitive or exemplary damages. Some of these actions are brought on behalf of multiple plaintiffs. It is possible that substantial punitive damages might be awarded in any of these actions and particularly in an action involving multiple plaintiffs.

Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

Pruco Life's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Pruco Life in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on Pruco Life's financial position.

Additional Information

Pruco Life has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household ("householding"), in lieu of sending a copy to each contract owner that resides in the household. You should be aware that you can revoke or "opt out" of householding at any time by calling 1-877-778-5008.

Further information may also be obtained from Pruco Life. Its address and telephone number are set forth on the inside front cover of this prospectus.

Financial Statements

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

Financial statements for the subaccounts of the Pruco Life Variable Universal Account offered in connection with PruLife Advisor Select are not available because those subaccounts have not commenced operations prior to the effective date of this prospectus.

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.

DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., Vice Chairman and Director - President, Prudential Individual Life Insurance since 1998; prior to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group.

VIVIAN L. BANTA, President, Chairman, and Director - Executive Vice President, Individual Financial Services, U.S. Consumer Group since 2000; 1998 to 1999:
Consultant, Individual Financial Services; prior to 1998: Consultant, Morgan Stanley.

RICHARD J. CARBONE, Director - Senior Vice President and Chief Financial Officer since 1997.

HELEN M. GALT, Director - Company Actuary, Prudential since 1993.

RONALD P. JOELSON, Director - Senior Vice President, Prudential Asset, Liability and Risk Management since 1999; prior to 1999: President, Guaranteed Products, Prudential Institutional.

DAVID R. ODENATH, JR., Director - President, Prudential Investments since 1999; prior to 1999: Senior Vice President and Director of Sales, Investment Consulting Group, PaineWebber.

                         OFFICERS WHO ARE NOT DIRECTORS

SHAUN M. BYRNES, Senior Vice President - Senior Vice President, Director of Annuities, Prudential Investments since 2001; 2000 to 2001: Senior Vice President, Director of Research, Prudential Investments; 1999 to 2000: Senior Vice President, Director of Mutual Funds, Prudential Investments; prior to 1999:
Vice President, Mutual Funds, Prudential Investments.

C. EDWARD CHAPLIN, Treasurer - Senior Vice President and Treasurer, Prudential since 2000; prior to 2000, Vice President and Treasurer, Prudential.

THOMAS F. HIGGINS, Senior Vice President - Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services; prior to 1998: Principal, Mutual Fund Operations, The Vanguard Group.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary - Chief Counsel, Variable Products, Prudential Law Department since 1995.

ANDREW J. MAKO, Executive Vice President - Vice President, Finance, U.S. Consumer Group since 1999; prior to 1999: Vice President, Business Performance Management Group.

MELODY C. MCDAID, Senior Vice President - Vice President and Site Executive, Prudential Financial Services Customer Service Office since 1995.

ESTHER H. MILNES, Senior Vice President - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

JAMES M. O'CONNOR, Senior Vice President and Actuary - Vice President, Guaranteed Products since 2001; 1998 to 2000: Corporate Vice President, Guaranteed Products; prior to 1998: Corporate Actuary, Prudential Investments.

SHIRLEY H. SHAO, Senior Vice President and Chief Actuary - Vice President and Associate Actuary, Prudential since 1996.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer - Vice President and IFS Controller, Prudential Enterprise Financial Management since 2000; 1999 to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management; prior to 1999: Vice President, Accounting, Enterprise Financial Management.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life directors and officers are elected annually.

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 10-Q

(Mark One)

|X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934


                  For the quarterly period ended June 30, 2002

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                         Commission file number 33-37587

                          PRUCO LIFE INSURANCE COMPANY

             (Exact name of Registrant as specified in its charter)


                Arizona                                22-1944557
     -----------------------------          ---------------------------------
     (State or other jurisdiction,          (IRS Employer Identification No.)
     incorporation or organization)


                 213 Washington Street, Newark, New Jersey 07102
        -----------------------------------------------------------------
              (Address of principal executive offices)   (Zip Code)

                                 (973) 802-3274
        -----------------------------------------------------------------
              (Registrant's Telephone Number, including area code)


       Securities registered pursuant to Section 12 (b) of the Act: NONE Securities registered pursuant to Section 12 (g) of the Act: NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                   YES   X   NO
                                                       -----    ----

State the aggregate market value of the voting stock held by non-affiliates of the registrant: NONE

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of August 14, 2002. Common stock, par value of $10 per share:
250,000 shares outstanding

================================================================================

                          PRUCO LIFE INSURANCE COMPANY
                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                                                Page No.
                                                                                                --------
         Cover Page                                                                                -

         Index                                                                                     2
                         PART I - Financial Information
                         ------------------------------

Item 1.  (Unaudited) Financial Statements

                  Consolidated Statements of Financial Position
                  As of June 30, 2002 and December 31, 2001                                        3

                  Consolidated Statements of Operations and Comprehensive Income
                  Three and Six months ended June 30, 2002 and 2001                                4

                  Consolidated Statements of Changes in Stockholder's Equity
                  Periods ended June 30, 2002 and December 31, 2001 and 2000                       5

                  Consolidated Statements of Cash Flows
                  Six months ended June 30, 2002 and 2001                                          6

                  Notes to Consolidated Financial Statements                                       7

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations    10

Item 3.  Quantitative and Qualitative Disclosures About Market Risk                               12

                           PART II - Other Information
                           ----------------------------

Item 2.  Changes in Securities and Use of Proceeds                                                13

Item 6.  Exhibits and Reports on Form 8-K                                                         14

         Signature Page                                                                           15

Forward-Looking Statement Disclosure
Certain of the statements included in this Quarterly Report on Form 10-Q, including but not limited to those in the Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "includes," "plans," "assumes," "estimates," "projects," or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future developments and their potential effects upon Pruco Life Insurance Company ("the Company"). There can be no assurance that future developments affecting the Company will be those anticipated by management. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: general economic, market and political conditions, including the performance of financial markets, interest rate fluctuations and the continuing impact of the events of September 11; volatility in the securities markets; reestimates of our reserves for future policy benefits and claims; our exposure to contingent liabilities; catastrophe losses; investment losses and defaults; changes in our claims-paying or credit ratings; competition in our product lines and for personnel; fluctuations in foreign currency exchange rates and foreign securities markets; risks to our international operations; the impact of changing regulation or accounting practices; adverse litigation results; and changes in tax law. The Company does not intend, and is under no obligation to, update any particular forward-looking statement included in this document.

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Financial Position (Unaudited)
As of June 30, 2002 and December 31, 2001 (In Thousands)
--------------------------------------------------------------------------------

                                                                                 June 30,      December 31,
                                                                                   2002            2001
                                                                            -----------------------------------
ASSETS
Fixed maturities
     Available for sale, at fair value (amortized cost, 2002: $4,304,687;
       2001: $3,935,472)                                                       $  4,414,108     $  4,024,893
Equity securities - available for sale, at fair value (cost, 2002: $5,138;
       2001: $173)                                                                    5,331              375
Commercial loans on real estate                                                       7,582            8,190
Policy loans                                                                        878,540          874,065
Short-term investments                                                              125,059          215,610
Other long-term investments                                                          87,594           84,342
                                                                            -----------------------------------
               Total investments                                                  5,518,214        5,207,475
Cash and cash equivalents                                                           525,136          374,185
Deferred policy acquisition costs                                                 1,210,029        1,159,830
Accrued investment income                                                            80,960           77,433
Reinsurance recoverable                                                             381,512          300,697
Receivables from affiliates                                                          45,054           33,074
Other assets                                                                         39,140           20,134
Separate Account assets                                                          13,723,881       14,920,584
                                                                            -----------------------------------
TOTAL ASSETS                                                                   $ 21,523,926     $ 22,093,412
                                                                            ===================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                                $  4,363,024     $  3,947,690
Future policy benefits and other policyholder liabilities                           851,693          808,230
Cash collateral for loaned securities                                               220,278          190,022
Securities sold under agreement to repurchase                                       268,055           80,715
Income taxes payable                                                                273,526          266,096
Other liabilities                                                                   157,782          228,596
Separate Account liabilities                                                     13,723,881       14,920,584
                                                                            -----------------------------------
Total liabilities                                                                19,858,239       20,441,933
                                                                            -----------------------------------
Contingencies (See Footnote 2)
Stockholder's Equity
Common stock, $10 par value;
        1,000,000 shares, authorized;
        250,000 shares, issued and outstanding                                        2,500            2,500
Paid-in-capital                                                                     466,748          466,748
Retained earnings                                                                 1,149,867        1,147,665

Accumulated other comprehensive income:
    Net unrealized investment gains                                                  46,500           34,718
    Foreign currency translation adjustments                                             72            (152)
                                                                            -----------------------------------
Accumulated other comprehensive income                                               46,572           34,566
                                                                            -----------------------------------
Total stockholder's equity                                                        1,665,687        1,651,479
                                                                            -----------------------------------
TOTAL LIABILITIES AND
     STOCKHOLDER'S EQUITY                                                      $ 21,523,926     $ 22,093,412
                                                                            ===================================

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Operations and Comprehensive Income (Unaudited)
Three and Six Months Ended June 30, 2002 and 2001 (In Thousands)
--------------------------------------------------------------------------------

                                                 Six months ended                  Three months ended
                                                     June 30,                           June 30,

                                              2002               2001              2002             2001
                                           ------------     -------------    --------------    -------------
REVENUES

Premiums                                   $  41,266         $  47,354         $  22,968        $  23,936
Policy charges and fee income                258,748           240,330           131,715          121,226
Net investment income                        163,796           174,803            82,325           84,493
Realized investment (losses) gains, net      (32,306)              307           (26,080)         (10,570)
Asset management fees                          5,132             3,869             2,880            1,716
Other income                                   7,633               740             6,425               70
                                           ------------     -------------    --------------    -------------

Total revenues                               444,269           467,403           220,233          220,871
                                           ------------     -------------    --------------    -------------

BENEFITS AND EXPENSES

Policyholders' benefits                      116,929           115,490            59,116           58,585
Interest credited to policyholders'
account balances                              96,672            98,033            49,486           49,225
General, administrative and other
expenses                                     231,577           201,061           137,221           97,522
                                           ------------     -------------    --------------    -------------

Total benefits and expenses                  445,178           414,584           245,823          205,332
                                           ------------     -------------    --------------    -------------

(Loss) Income from operations before
income taxes                                    (909)           52,819           (25,590)           15,539
                                           ------------     -------------    --------------    -------------

Income tax (benefit) provision                (3,116)           11,286            (8,326)           2,645
                                           ------------     -------------    --------------    -------------

NET INCOME (LOSS)                              2,207            41,533           (17,264)          12,894
                                           ------------     -------------    --------------    -------------

Other comprehensive income, net of tax:

Unrealized gains (losses) on securities,
net of reclassification adjustment            11,782             9,396            30,928           (7,215)

Foreign currency translation adjustments         224             3,320               219                -
                                           ------------     -------------    --------------    -------------

Other comprehensive income (loss)             12,006            12,716            31,147           (7,215)
                                           ------------     -------------    --------------    -------------

TOTAL COMPREHENSIVE INCOME                 $  14,213         $  54,249         $  13,883        $   5,679
                                           ============     =============    ==============    =============

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Changes in Stockholder's Equity (Unaudited)
Periods Ended June 30, 2002 and December 31, 2001 and 2000 (In Thousands)
--------------------------------------------------------------------------------

                                                                                             Accumulated
                                                                                                other             Total
                                                 Common        Paid-in-       Retained       comprehensive     stockholder's
                                                 stock          capital       earnings       income (loss)        equity
                                             --------------- ------------- --------------- ------------------ -----------------
Balance, January 1, 2000                        $  2,500      $ 439,582      $ 1,258,428         $ (30,691)      $ 1,669,819

Net income                                             -              -          103,496                 -           103,496

Contribution from Parent                               -         27,166                -                 -            27,166

Change in foreign currency translation
adjustments, net of taxes                              -              -                -              (993)             (993)

Change in net unrealized investment losses,
net of reclassification adjustment and taxes           -              -                -            33,094            33,094
                                             --------------- ------------- --------------- ------------------ -----------------
Balance, December 31, 2000                         2,500        466,748        1,361,924             1,410         1,832,582

Net income                                             -              -           67,582                 -            67,582

Dividends to Parent                                    -              -         (153,816)                -
                                                                                                                    (153,816)
Policy credits to eligible Policyholders               -              -         (128,025)                -          (128,025)
Change in foreign currency translation
adjustments, net of taxes                              -              -                -             3,168             3,168
Change in net unrealized investment gains,
net of reclassification adjustment and taxes           -              -                -            29,988            29,988
                                             --------------- ------------- --------------- ------------------ -----------------
Balance, December 31, 2001                         2,500        466,748        1,147,665            34,566         1,651,479
Net income                                             -              -            2,207                 -             2,207

Policy credits to eligible Policyholders               -              -               (5)                -                (5)
Change in foreign currency translation
adjustments, net of taxes                              -              -                -               224               224

Change in net unrealized investment losses,
net of reclassification adjustment and taxes           -              -                -            11,782            11,782
                                             --------------- ------------- --------------- ------------------ -----------------
Balance, June 30, 2002                          $  2,500      $ 466,748      $ 1,149,867         $  46,572       $ 1,665,687
                                             =============== ============= =============== ================== =================

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2001 and 2000 (In Thousands)
--------------------------------------------------------------------------------

                                                                     2002               2001
                                                                ---------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $  2,207          $  41,533
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Policy charges and fee income                                   (34,645)           (39,033)
     Interest credited to policyholders' account balances             96,672             98,033
     Realized investment (gains) losses, net                          32,306               (307)
     Amortization and other non-cash items                            (5,284)           (12,227)
     Change in:
         Future policy benefits and other policyholders'
         liabilities                                                  43,463             33,903
         Accrued investment income                                    (3,527)             5,434
         Receivables from affiliates                                 (11,980)            24,651
         Policy loans                                                 (4,475)           (25,851)
         Deferred policy acquisition costs                           (50,199)            19,863
         Income taxes payable/receivable                               7,430             38,364
         Other, net                                                  (54,661)           (54,544)
                                                                ---------------   ----------------
Cash Flows From Operating Activities                                  17,307            129,819
                                                                ---------------   ----------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                                    932,838          1,767,648
         Equity securities                                                 -                274
         Commercial loans on real estate                                 608                536
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                                 (1,332,737)        (1,980,148)
         Equity securities                                                (4)              (176)
     Cash collateral for loaned securities, net                       30,256             44,630
     Securities sold under agreement to repurchase, net              187,340            (39,988)
     Other long-term investments                                     (11,787)            (2,717)
     Short-term investments, net                                      90,536            103,855
                                                                ---------------   ----------------
Cash Flows Used In Investing Activities                             (102,950)          (106,086)
                                                                ---------------   ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                                   936,679            731,505
          Withdrawals                                               (584,106)          (647,426)
     Cash payments to eligible policyholders                        (115,979)                 -
     Cash provided to affiliate                                            -            (65,636)
                                                                ---------------   ----------------
Cash Flows From Financing Activities                                 236,594             18,443
                                                                ---------------   ----------------
     Net increase in Cash and cash equivalents                       150,951             42,176
     Cash and cash equivalents, beginning of year                    374,185            453,071
                                                                ---------------   ----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           $ 525,136          $ 495,247
                                                                ===============   ================

                   Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION

The accompanying interim consolidated financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-Q on the basis of accounting principles generally accepted in the United States. These interim financial statements are unaudited but reflect all adjustments which, in the opinion of management, are necessary to provide a fair presentation of the consolidated results of operations and financial condition of the Pruco Life Insurance Company ("the Company"), for the interim periods presented. The Company is a wholly owned subsidiary of the Prudential Life Insurance Company of America ("Prudential"), which in turn is a wholly owned subsidiary of Prudential Financial, Inc. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for a full year. Certain amounts in the Company's prior year consolidated financial statements have been reclassified to conform with the current year presentation. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

2. CONTINGENCIES AND LITIGATION

Contingencies
On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, we may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.


Litigation
Prudential and the Company are subject to legal and regulatory actions in the ordinary course of their businesses, including class actions. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to the Company and Prudential and that are typical of the businesses in which the Company and Prudential operate. Some of these proceedings have been brought on behalf of various alleged classes of complaintants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against the Company and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including the Company entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied. While the approval of the class action settlement is now final, Prudential and the Company remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to its sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

As of June 30, 2002, Prudential and/or the Company remained a party to approximately 40 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. In addition, there were 17 sales practices actions pending that were filed by policyholders who were members of the class and who failed to "opt out" of the class action settlement. Prudential and the Company believe that those actions are governed by the class settlement release and expects them to be enjoined and/or dismissed. Additional suits may be filed by class members who "opted out" of the class settlements or who failed to "opt out" but nevertheless seek to proceed against Prudential and/or the Company. A number of the plaintiffs in these cases seek large and/or indeterminate amounts, including punitive or exemplary damages. Some of these actions are brought on behalf of multiple plaintiffs. It is possible that substantial punitive damages might be awarded in any of these actions and particularly in an action involving multiple plaintiffs.

Prudential has indemnified the Company for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)
--------------------------------------------------------------------------------

2.       CONTINGENCIES AND LITIGATION (continued)

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially effected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

3.       RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations
All of the Company's expenses are allocations or charges from Prudential or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses, retail distribution expenses and asset management fees.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential to process transactions on behalf of the Company. Prudential and the Company operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential.

The Company is allocated estimated distribution expenses from Prudential's retail agency network for both its domestic life and annuity products. The estimate of allocated distribution expenses is intended to reflect a market based pricing arrangement. The Company has capitalized the majority of these distribution expenses as deferred policy acquisition costs.

In accordance with a revenue sharing agreement with Prudential Investments LLC, which began on February 1, 2002, the Company receives fee income from policyholder account balances invested in the Prudential Series Funds ("PSF"). These revenues were recorded as "Asset management fees" in the Consolidated Statements of Operations and Comprehensive Income.

Corporate Owned Life Insurance
The Company has sold three Corporate Owned Life Insurance ("COLI") policies to Prudential. The cash surrender value included in Separate Accounts was $626.7 million and $647.2 million at June 30, 2002 and December 31, 2001, respectively. The fees received related to the COLI policies were $4.4 million for both the periods ending June 30, 2002 and 2001.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

--------------------------------------------------------------------------------

Reinsurance
The Company currently has four reinsurance agreements in place with Prudential and affiliates. Specifically, the Company has a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract. In addition there are two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the periods ended June 30, 2002 or 2001. The fourth agreement is described below.

On January 31, 2001, the Company transferred all of its assets and liabilities associated with the Company's Taiwan branch including Taiwan's insurance book of business to an affiliated Company, Prudential Life Insurance Company of Taiwan Inc. ("Prudential of Taiwan"), a wholly owned subsidiary of Prudential Financial, Inc.

The mechanism used to transfer this block of business in Taiwan is referred to as a "full acquisition and assumption" transaction. Under this mechanism, the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet-matured obligations. Prudential of Taiwan is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company. The transfer of the insurance related assets and liabilities was accounted for as a long-duration coinsurance transaction under accounting principles generally accepted in the United States. Under this accounting treatment, the insurance related liabilities remain on the books of the Company and an offsetting reinsurance recoverable is established.

As part of this transaction, the Company made a capital contribution to Prudential of Taiwan in the amount of the net equity of the Company's Taiwan branch as of the date of transfer. In July 2001, the Company dividended its interest in Prudential of Taiwan to Prudential.

Premiums ceded for the periods ending June 30, 2002 and 2001 from the Taiwan coinsurance agreement were $37.6 million and $41.3 million, respectively. Benefits ceded for the periods ending June 30, 2002 and 2001 from the Taiwan coinsurance agreement were $7.1 million and $6.0 million, respectively.

Included in the reinsurance recoverable balances were affiliated reinsurance recoverables of $322.6 million and $285.8 million at June 30, 2002 and December 31, 2001, respectively. Of these affiliated amounts, the reinsurance recoverable related to the Taiwan coinsurance agreement was $297.5 million and $ 260.6 million at June 30, 2002 and December 31, 2001, respectively.

Debt Agreements
In July 1998, the Company established a revolving line of credit facility of up to $500 million with Prudential Funding LLC, a wholly owned subsidiary of Prudential. There was no outstanding debt relating to this credit facility as of June 30, 2002 or December 31, 2001.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") addresses the consolidated financial condition of Pruco Life Insurance Company as of June 30, 2002, compared with December 31, 2001, and its consolidated results of operations for the six month and three month periods ended June 30, 2002 and June 30, 2001. You should read the following analysis of our consolidated financial condition and results of operations in conjunction with the Company's MD&A and audited Consolidated Financial statements included in the Company's Report on Form 10-K for the year ended December 31, 2001.

The Company sells interest-sensitive individual life insurance and variable life insurance, term life insurance, individual variable and fixed annuities, and a non-participating guaranteed interest contract ("GIC") called Prudential Credit Enhanced GIC ("PACE") primarily through Prudential's sales force in the United States. These markets are subject to regulatory oversight with particular emphasis placed on company solvency and sales practices. These markets are also subject to increasing competitive pressure as the legal barriers which have historically segregated the markets of the financial services industry have been changed through both legislative and judicial processes. Regulatory changes have opened the insurance industry to competition from other financial institutions, particularly banks and mutual funds that are positioned to deliver competing investment products through large, stable distribution channels. The Company also had marketed individual life insurance through its branch office in Taiwan. The Taiwan branch was transferred to an affiliated Company on January 31, 2001, as described in the Notes to the Financial Statements. Beginning February 1, 2001, Taiwan's net income is not included in the Company's results of operations.

Generally, policyholders who purchase the Company's products have the option of investing in the Separate Accounts, segregated funds for which investment risks are borne by the customer, or the Company's portfolio, referred to as the General Account. The Company earns its profits through policy fees charged primarily to Separate Account annuity and life policyholders and through the interest spread for the GIC and certain annuity and individual life products. Policy charges and fee income consist mainly of three types, sales charges or loading fees on new sales, mortality and expense charges ("M&E") assessed on fund balances, and mortality and related charges based on total life insurance in-force business. Policyholder fund values are affected by net sales (sales less withdrawals), changes in interest rates and investment returns. The interest spread represents the difference between the investment income earned on the Company's investment portfolio that supports the products and the amount of interest credited to the policyholders' accounts. Products that generate spread income primarily include the GIC product, general account individual life insurance products, fixed annuities and the fixed-rate option of variable annuities.

The Company's Changes in Financial Position and Results of Operations are described below.

1. Analysis of Financial Condition

From December 31, 2001 to June 30, 2002 there was a decrease of $569 million in total assets from $22,093 million to $21,524 million. Separate Account assets declined $1,197 million mainly from market value declines. Fixed maturities increased by $389 from investing policyholder deposits. Cash and cash equivalents are $151 million higher than December 31, 2001 as a result of increased securities lending activities. Reinsurance recoverable increased by $81 million primarily as a result of a $37 million increase in reserves of the transferred business of the Taiwan branch and an increase of $40 million associated with a new reinsurance agreement that reinsures the variable life insurance policies. The transfer of the Company's Taiwan branch accounted for using coinsurance accounting requires the establishment of reinsurance recoverable and the inclusion of the Taiwan branch future policy reserve liabilities on the Company's statement of financial position.

During this six-month period, liabilities decreased by $584 million from $20,442 million to $19,858 million. Corresponding with the asset change, Separate Account liabilities decreased by $1,197 million primarily from market value declines. Other liabilities decreased by $71 million mainly due to the funding of policy credits to the Separate Account policyholders, which had been accrued in other liabilities at December 31, 2001. This decrease was partially offset by an increase in reinsurance payables of $35 million primarily related to the new variable life reinsurance contract. Policyholder account balances increased by $415 million primarily from positive net sales (sales less withdrawals) of annuity products with fixed rate options and the funding of policy credits. A higher level of securities lending activity increased liabilities by $218 million. Future policy benefits increased $43 million mainly due to an increase in reserves of the transferred Taiwan business.

2. Results of Operations

For the six months ended  June 30, 2002 versus 2001
---------------------------------------------------

Net Income
Consolidated net income of $2.2 million for the first six months of 2002 was $39.3 million lower than for the first six months of 2001. The decrease in net income was caused primarily by an increase in the amortization of deferred acquisition costs ("DAC") of $34.5 million contained in "General, Administrative and Other Expenses". The decline in our Separate Account assets resulting from unfavorable market conditions contributed to the increased amortization of DAC reflecting a decrease in expected future gross profits. Continued deterioration in market conditions may result in further increases in the amortization of DAC. In addition, there was a $32.6 million change in realized investment (losses)/gains resulting from the realization of losses on fixed maturities and derivatives. During 2002, there were losses on sales and impairments of fixed maturities due to credit related issues compared to gains on sales in the prior year due to the favorable impact of declining interest rates. These items were partially offset by lower taxes and higher policy charges and fee income, as described below.

Revenues
Consolidated revenues decreased by $23.1 million, from $467.4 million to $444.3 million. As discussed above, realized losses on investments decreased revenues by $32.6 million. The decrease consists of $20.3 million of increased credit related losses on fixed maturities from sales and impairments and $12.3 million in derivative and other losses. The derivative losses were mainly from Treasury futures as the Company is in a net short position in a declining interest rate environment. Net investment income is lower by $11.0 million due to lower yields available on the reinvestment of fixed maturities and lower interest rates for short-term investments. The fixed maturity portfolio yield declined from 7.22% for the period ended June 30, 2001 to 6.63% for the period ended June 30, 2002. Premiums decreased by $6.1 million mainly due to the transfer of the Taiwan branch as of January 31, 2001, and the subsequent ceding of premiums which caused a $7.5 million decline in premiums. This was partially offset by an increase in domestic life insurance premiums of $2.1 million. The increase in domestic life premiums was a result of higher term insurance sales and renewals of the Term Essential and Term Elite products of $21.6 million partially offset by lower extended term premiums. Extended term policies represent term insurance the Company issued, under policy provisions to customers who previously had lapsing variable life insurance with the Company.

These decreases were partially offset by increases in policy charges and fee income and other income. Policy charges and fee income, consisting primarily of mortality and expense ("M&E"), loading and other insurance charges assessed on General and Separate Account policyholder fund balances, increased by $18.4 million. The increase was a result of a $24.6 million increase for domestic individual life products offset by a $6.2 million decrease for annuity products. Mortality and sales based loading charges for life products increased as a result of growth of the in-force business. The in-force business (excluding term insurance) grew to $61.7 billion at June 30, 2002 from $56.1 billion at June 30, 2001 and $58.7 billion at December 31, 2001. In contrast, annuity fees are mainly asset based fees which are dependent on the fund balances which are affected by net sales as well as asset depreciation or appreciation on the underlying investment funds in which the customer has the option to invest. Annuity fund balances have declined as a result of unfavorable valuation changes in the securities market over the past two years. Other income increased $6.9 million primarily from expense allowance recoveries from the new variable life reinsurance contract.

Benefits and Expenses
Policyholder benefits increased by $1.4 million from increased death and surrender benefits offset by decreases in reserve provisions for the Taiwan branch and domestic life insurance reserves. Death benefits were higher by $18.2 million due to higher death claims of $11.8 million consistent with the increase of the life insurance in-force business and higher guaranteed minimum death benefits for annuity products of $6.4 million. There were also increased benefits paid on surrenders of reduced paid up policies of $3.3 million. Taiwan benefits and reserves were $5.9 million lower due to the transfer of the branch as of January 31, 2001. Domestic life reserves decreased $14.7 million primarily as a result of the lower amount of extended term insurance. This was partially offset by increases for term insurance reserves due to sales and renewals of the Term Essential and Term Elite products.

Interest credited to policyholder account balances decreased by $1.4 million despite growth in policyholder account balances as interest crediting rates were decreased in reaction to the declining investment portfolio yields.

General, administrative, and other expenses increased $30.5 million from the prior year. The primary reason for the increase is an increase in DAC amortization of $34.5 million, as described above.

For the three months ended June 30, 2002 versus 2001
----------------------------------------------------

Net income
Consolidated net income for the three months ended June 30, 2002 is $30.2 million lower than the prior year comparable three-month period. The largest factor in this decrease is higher DAC amortization of $45.2 million ($29 million after tax) attributable to unfavorable market conditions.

Revenues
Consolidated revenues of $220.2 are comparable to the prior year as decreases in realized gains were offset by increases in policy charges and other income. Realized losses on investments increased by $15.5 million as a result of increased derivative losses of $11.6 million and credit related sales and impairments of fixed maturities of $3.9 million. The derivative losses were mainly from Treasury futures as the Company is in a net short futures position in a declining interest rate environment. Policy charges and fee income increased $10.5 million due to an increase from domestic individual life products of $13.0 million from continued growth of the in-force business partially offset by a decrease in individual annuity charges due to declining fund values as a result of the securities market. Other income increased $6.4 million as a result of expense allowance recoveries on the new reinsurance contract.

Benefits and Expenses
Policyholder benefits are $0.5 million higher due to higher death claims of $8.1 million from growth in the life insurance in-force business and higher minimum death benefit guarantees for annuity products of $2.1 million. Offsetting this is a decrease in reserves of $9.7 million from decreases to extended term premium reserves partially offset by increases for term insurance reserves.

General, administrative and other expenses increased $39.7 million. As mentioned above, the largest factor was the increase in DAC amortization of $45.2 million.

3. Liquidity and Capital Resources

Principal cash flow sources are investment and fee income, investment maturities and sales, and premiums and fund deposits. These cash inflows may be supplemented by financing activities through other Prudential affiliates.

Cash outflows consist principally of benefits, claims and amounts paid to policyholders in connection with policy surrenders, withdrawals and net policy loan activity. Uses of cash also include commissions, general and administrative expenses, and purchases of investments. Liquidity requirements associated with policyholder obligations are monitored regularly so that the Company can manage cash inflows to match anticipated cash outflow requirements.

The Company believes that cash flow from operations together with proceeds from scheduled maturities and sales of fixed maturity investments, are adequate to satisfy liquidity requirements based on the Company's current liability structure.

The Company had $21.5 billion of assets at June 30, 2002 compared to $22.1 billion at December 31, 2001, of which $13.7 billion and $14.9 billion were held in Separate Accounts at June 30, 2002 and December 31, 2001, respectively, under variable life insurance policies and variable annuity contracts. The remaining assets consisted primarily of investments and deferred policy acquisition costs.


Item 3.  Quantitative and Qualitative Disclosures About Market Risk
-------------------------------------------------------------------
The Company's exposure to market risks and the way these risks are managed, are summarized in Item 7a of the 2001 Form 10K.

                                     PART II

Item 2. Changes in Securities and Use of Proceeds.
--------------------------------------------------

(d)      Information required by Item 701(f) of Regulation S-K:

         The information below pertains to modified guaranteed annuity contracts issued by the Company in two distinct variable annuity products, Discovery Preferred Variable Annuity and Discovery Select Variable Annuity. However, because the modified guaranteed annuity option of each of these products is identical, the Company has aggregated the registration of these securities.

         (1) The original effective date of the Registration Statement of the Company for the Discovery Preferred Variable Annuity on Form S-1 was declared effective on November 27, 1995 (Registration No. 33-61143). The Discovery Select prospectus was added through filings under Rule 424 of the Securities Act of 1993. The registration statement continues to be effective through annual amendments, the most recent filed April 24, 2001 and declared effective May 1, 2001.

         (2) Offering commenced immediately upon effectiveness of the registration statement.

         (3)      Not applicable.

         (4)      (i)   The offering has not been terminated.

                  (ii) The managing underwriter of the offering is Prudential Investment Management Services LLC.

                  (iii) Market-Value Adjustment Annuity Contracts (also known as modified guaranteed annuity contracts).

                  (iv)  Securities registered and sold for the account of the
                        Company:


                        Amount registered*:                                          $ 500,000,000
                        Aggregate price of the offering amount registered:           $ 500,000,000
                        Amount sold*:                                                $ 383,729,442
                        Aggregate offering price of amount sold to date:             $ 383,729,442

                        * Securities not issued in predetermined units

                        No securities have been registered for the account of any selling security holder.

                  (v)      Expenses associated with the issuance of the securities:

                                    Underwriting discounts and commissions**         $  11,312,451
                                    Other expenses**                                 $  22,610,603
                                                                                     -------------
                                            Total                                    $  33,923,054

                                    ** Amounts are estimated and are paid to affiliated parties.


                  (vi)     Net offering proceeds:                                    $ 349,806,388

                  (vii)    Not applicable.

                  (viii)   Not applicable.

Item 6.  Exhibits and Reports on Form 8-K
-----------------------------------------

        (a)  Exhibits
             --------

         3(i)(a) The Articles of Incorporation of Pruco Life Insurance Company (as amended through October 19, 1993) are incorporated by reference to the initial Registration Statement on Form S-6 of Pruco Life Variable Appreciable Account as filed July 2, 1996, Registration No. 333-07451.

         3(ii) By-Laws of Pruco Life Insurance Company (as amended through May 6, 1997) are incorporated by reference to Form 10-Q as filed by the Company on August 15, 1997.

         4(a) Modified Guaranteed Annuity Contract is incorporated by reference to the Company's Registration Statement on Form S-1, Registration No. 33-37587 as filed November 2, 1990.

         4(b) Market-Value Adjustment Annuity Contract is incorporated by reference to the Company's registration statement on Form S-3, Registration No. 33-61143, as filed on April 12, 2002.


        (b)  Reports on Form 8K
             ------------------
                   None

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                          PRUCO LIFE INSURANCE COMPANY
                                  (Registrant)




Signature                                   Title                                     Date
---------                                   -----                                     ----


/s/ Andrew J. Mako                          Executive Vice President                  August 14, 2002
-------------------------------             (Authorized Signatory)
Andrew J. Mako


/s/ William J. Eckert, IV                   Vice President and                        August 14, 2002
-------------------------------             Chief Accounting Officer
William J. Eckert, IV                       (Principal Accounting Officer)

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Financial Position
December 31, 2001 and 2000 (In Thousands)
--------------------------------------------------------------------------------

                                                                                  2001               2000
                                                                            -----------------  -----------------
ASSETS
Fixed maturities
     Available for sale, at fair value (amortized cost, 2001: $3,935,472;
       2000:$3,552,244)                                                        $ 4,024,893       $  3,561,521
     Held to maturity, at amortized cost (fair value, 2000: $320,634)                    -            324,546
Equity securities - available for sale, at fair value (cost, 2001: $173;
  2000: $13,446)                                                                       375             10,804
Commercial loans on real estate                                                      8,190              9,327
Policy loans                                                                       874,065            855,374
Short-term investments                                                             215,610            202,815
Other long-term investments                                                         84,342             83,738
                                                                                ----------       ------------
               Total investments                                                 5,207,475          5,048,125
Cash and cash equivalents                                                          374,185            453,071
Deferred policy acquisition costs                                                1,159,830          1,132,653
Accrued investment income                                                           77,433             82,297
Reinsurance recoverable                                                            300,697             31,568
Receivables from affiliates                                                         33,074             51,586
Other assets                                                                        20,134             29,445
Separate Account assets                                                         14,920,584         16,230,264
                                                                                ----------       ------------
TOTAL ASSETS                                                                   $22,093,412       $ 23,059,009
                                                                               ===========       ============

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                                $ 3,947,690       $  3,646,668
Future policy benefits and other policyholder liabilities                          808,230            702,862
Cash collateral for loaned securities                                              190,022            185,849
Securities sold under agreements to repurchase                                      80,715            104,098
Income taxes payable                                                               266,096            235,795
Other liabilities                                                                  228,596            120,891
Separate Account liabilities                                                    14,920,584         16,230,264
                                                                                ----------       ------------
Total liabilities                                                               20,441,933         21,226,427
                                                                                ----------       ------------
Contingencies (See Footnote 12)
Stockholder's Equity
Common stock, $10 par value;
        1,000,000 shares, authorized;
        250,000 shares, issued and outstanding                                       2,500              2,500
Paid-in-capital                                                                    466,748            466,748
Retained earnings                                                                1,147,665          1,361,924

Accumulated other comprehensive income (loss):
    Net unrealized investment gains                                                 34,718              4,730
    Foreign currency translation adjustments                                          (152)            (3,320)
                                                                                ----------       ------------
Accumulated other comprehensive income                                              34,566              1,410
                                                                                ----------       ------------
Total stockholder's equity                                                       1,651,479          1,832,582
                                                                                ----------       ------------
TOTAL LIABILITIES AND
     STOCKHOLDER'S EQUITY                                                      $22,093,412       $ 23,059,009
                                                                               ===========       ============

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 2001, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                 2001                2000               1999
                                                            --------------     ---------------    ---------------
REVENUES

Premiums                                                    $   90,868         $   121,921        $    98,976
Policy charges and fee income                                  490,185             474,861            414,425
Net investment income                                          343,638             337,919            276,821
Realized investment losses, net                                (60,476)            (20,679)           (32,545)
Asset management fees                                            7,897              71,160             60,392
Other income                                                     4,962               2,503              1,397
                                                            ----------         -----------        -----------

Total revenues                                                 877,074             987,685            819,466
                                                            ----------         -----------        -----------

BENEFITS AND EXPENSES

Policyholders' benefits                                        256,080             248,063            205,042
Interest credited to policyholders' account balances           195,966             171,010            136,852
General, administrative and other expenses                     382,701             410,684            392,041
                                                            ----------         -----------        -----------

Total benefits and expenses                                    834,747             829,757            733,935
                                                            ----------         -----------        -----------

Income from operations before income taxes                      42,327             157,928             85,531
                                                            ----------         -----------        -----------

Income tax (benefit) provision                                 (25,255)             54,432             29,936
                                                            ----------         -----------        -----------

NET INCOME                                                      67,582             103,496             55,595
                                                            ----------         -----------        -----------

Other comprehensive income (loss), net of tax:

     Unrealized gains (losses) on securities, net of
     reclassification adjustment                                29,988              33,094            (38,266)

     Foreign currency translation adjustments                    3,168                (993)              (742)
                                                            ----------         -----------        -----------

Other comprehensive income (loss)                               33,156              32,101            (39,008)
                                                            ----------         -----------        -----------

TOTAL COMPREHENSIVE INCOME                                  $  100,738         $   135,597        $    16,587
                                                            ===========        ============       ===========

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Changes in Stockholder's Equity
Years Ended December 31, 2001, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                                   Accumulated
                                                                                      other             Total
                                       Common        Paid-in-        Retained     comprehensive     stockholder's
                                    Common stock     capital         earnings     income (loss)        equity
                                    ------------     --------        --------     -------------     --------------
Balance, January 1, 1999              $   2,500    $  439,582     $  1,202,833     $      8,317      $   1,653,232

Net income                                    -             -           55,595                -             55,595

Change in foreign
currency translation
adjustments, net of taxes                     -             -                -             (742)              (742)

Change in net unrealized
investment losses, net of
reclassification adjustment and
taxes                                         -             -                -          (38,266)           (38,266)
                                      ---------    ----------     ------------     ------------      -------------

Balance, December 31, 1999                2,500       439,582        1,258,428          (30,691)         1,669,819

Net income                                    -             -          103,496                -            103,496

Contribution from Parent                      -        27,166                -                -             27,166

Change in foreign
currency translation
adjustments, net of taxes                     -             -                -             (993)              (993)

Change in net unrealized
investment losses, net of
reclassification adjustment and
taxes                                         -             -                -           33,094             33,094
                                      ---------    ----------     ------------     ------------      -------------

Balance, December 31, 2000
                                          2,500       466,748        1,361,924            1,410          1,832,582

Net income                                    -             -           67,582                -             67,582

Policy credits issued to eligible
policyholders                                 -             -         (128,025)               -           (128,025)

Dividends to Parent                           -             -         (153,816)               -           (153,816)

Change in foreign currency
translation adjustments, net of
taxes                                         -             -                -            3,168              3,168


Change in net unrealized investment
gains, net of reclassification
adjustment and taxes                          -             -                -           29,988             29,988

                                      ---------    ----------     ------------     ------------      -------------
Balance, December 31, 2001            $   2,500    $  466,748     $  1,147,665     $     34,566      $   1,651,479
                                      =========    ==========     ============     ============      =============


                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                   2001             2000            1999
                                                             --------------     -----------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                   $       67,582     $   103,496     $     55,595
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Policy charges and fee income                                  (54,970)        (72,275)         (83,961)
     Interest credited to policyholders' account balances           195,966         171,010          136,852
     Realized investment losses, net                                 60,476          20,679           32,545
     Amortization and other non-cash items                          (49,594)        (48,141)          75,037
     Change in:
         Future policy benefits and other policyholders'            105,368          73,340          100,743
         liabilities
         Accrued investment income                                    4,864         (13,380)          (7,803)
         Receivable from/Payable to affiliate                        18,512         (24,907)         (66,081)
         Policy loans                                               (40,645)        (63,022)         (25,435)
         Deferred policy acquisition costs                         (100,281)        (69,868)        (201,072)
         Income taxes payable/receivable                             38,839          90,195          (47,758)
         Other, net                                                 (38,114)         51,011           18,974
                                                             --------------     -----------     ------------
Cash Flows From (Used in) Operating Activities                      208,003         218,138          (12,364)
                                                             --------------     -----------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                                 2,653,798       2,273,789        3,076,848
               Held to maturity                                           -          64,245           45,841
         Equity securities                                              482           1,198            5,209
         Commercial loans on real estate                              1,137           1,182            6,845
         Other long-term investments                                      -          15,039              385
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                                (2,961,861)     (2,782,541)      (3,452,289)
               Held to maturity                                           -               -          (24,170)
         Equity securities                                             (184)        (11,134)          (5,110)
         Other long-term investments                                   (130)         (6,917)         (39,094)
     Cash collateral for loaned securities, net                       4,174          98,513           14,000
     Securities sold under agreement to repurchase, net             (23,383)         82,947          (28,557)
     Short-term investments, net                                    (12,766)       (118,418)          92,199
                                                             --------------     -----------     ------------
Cash Flows Used In Investing Activities                            (338,733)       (382,097)        (307,893)
                                                             --------------     -----------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account deposits                              1,456,668       2,409,399        3,457,158
     Policyholders' account withdrawals                          (1,313,300)     (1,991,363)      (3,091,565)
     Cash dividend to Parent                                        (26,048)              -                -
     Cash provided to affiliate                                     (65,476)              -                -
                                                             --------------     -----------     ------------
Cash Flows (Used in) From Financing Activities                       51,844         418,036          365,593
                                                             --------------     -----------     ------------
     Net increase in Cash and cash equivalents                      (78,886)        254,077           45,336
     Cash and cash equivalents, beginning of year                   453,071         198,994          153,658
                                                             --------------     -----------     ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                       $      374,185     $   453,071     $    198,994
                                                             ==============     ===========     ============

SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes (received) paid                            $      (46,021)    $   (14,832)    $     55,144
                                                             --------------     -----------     ------------
NON-CASH TRANSACTIONS DURING THE YEAR
     Dividend paid with fixed maturities                     $       81,952     $         -     $          -
                                                             --------------     -----------     ------------
     Taiwan branch dividend paid with net assets/liabilities $       45,816     $         -     $          -
                                                             --------------     -----------     ------------
     Policy credits issued to eligible policyholders         $      128,025     $         -     $          -
                                                             --------------     -----------     ------------
     Contribution from Parent                                $            -     $    27,166     $          -
                                                             --------------     -----------     ------------

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.  BUSINESS

Pruco Life Insurance Company ("the Company") is a stock life insurance company, organized in 1971 under the laws of the state of Arizona. The Company is licensed to sell individual life insurance, variable life insurance, term life insurance, variable and fixed annuities, and a non-participating guaranteed interest contract ("GIC") called Prudential Credit Enhanced GIC ("PACE") in the District of Columbia, Guam and in all states and territories except New York. The Company also had marketed individual life insurance through its branch office in Taiwan. The branch office was transferred to an affiliated Company on January 31, 2001, as described in Footnote 14.

The Company has one wholly owned subsidiary, Pruco Life Insurance Company of New Jersey ("PLNJ"). PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, term life insurance, fixed and variable annuities only in the states of New Jersey and New York. Another wholly owned subsidiary, The Prudential Life Insurance Company of Arizona ("PLICA") was dissolved on September 30, 2000. All assets and liabilities were transferred to the Company. PLICA had no new business sales in 2000 or 1999.

The Company is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), an insurance company founded in 1875 under the laws of the state of New Jersey. On December 18, 2001 ("the date of demutualization") Prudential converted from a mutual life insurance company to a stock life insurance company and became an indirect wholly owned subsidiary of Prudential Financial, Inc. (the "Holding Company"). The demutualization was completed in accordance with Prudential's Plan of Reorganization, which was approved by the Commissioner of the New Jersey Department of Banking and Insurance in October 2001.

Prudential intends to make additional capital contributions to the Company, as needed, to enable it to comply with its reserve requirements and fund expenses in connection with its business. Generally, Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Company's policyholder contracts. During 2000, a capital contribution of $27.2 million resulted from the forgiveness of an intercompany receivable.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual and group annuities.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company has extensive transactions and relationships with Prudential and other affiliates, as more fully described in Footnote 14. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs ("DAC") and future policy benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments
Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity". The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and policyholders' account balances that would result from the realization of unrealized gains and losses are included in a separate component of equity, "Accumulated other comprehensive income (loss)", net of income taxes.

Equity securities, available for sale, comprised of common and non-redeemable preferred stock, are carried at estimated fair value. The associated unrealized gains and losses, the effects on deferred policy acquisition costs and on policyholders' account balances that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income (loss)", net of income taxes.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commercial loans on real estate are stated primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. The allowance for losses includes a loan specific reserve for impaired loans and a portfolio reserve for incurred but not specifically identified losses. Impaired loans include those loans for which it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on impaired loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as impaired, any accrued but uncollectible interest is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting of highly liquid debt instruments other than those held in "Cash and cash equivalents," with a maturity of twelve months or less when purchased, are carried at amortized cost, which approximates fair value.

Other long-term investments represent the Company's investments in joint ventures and partnerships in which the Company does not exercise control, derivatives held for purposes other than trading, and investments in the Company's own Separate Accounts. Joint ventures and partnerships are recorded using the equity method of accounting, reduced for other than temporary declines in value. The Company's investment in the Separate Accounts is carried at estimated fair value. The Company's net income from investments in joint ventures and partnerships is generally included in "Net investment income."

Realized investment losses, net are computed using the specific identification method. Costs of fixed maturity and equity securities are adjusted for impairments considered to be other than temporary. Impairment adjustments are included in "Realized investment gains (losses), net." Factors considered in evaluating whether a decline in value is other than temporary are: 1) whether the decline is substantial; 2) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 3) the duration and extent to which the market value has been less than cost; and 4) the financial condition and near-term prospects of the issuer.

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, and other debt issues with a maturity of three months or less when purchased.

Deferred policy acquisition costs
The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent that they are deemed recoverable from future profits. Such costs include commissions, costs of policy issuance and underwriting, and variable field office expenses. Deferred policy acquisition costs are subject to recognition testing at the time of policy issue and recoverability and premium deficiency testing at the end of each accounting period. Deferred policy acquisition costs, for certain products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 25 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred policy acquisition costs related to non-participating term insurance are amortized over the expected life of the contracts in proportion to premium income. For guaranteed investment contracts, acquisition costs are expensed as incurred.

Prudential and the Company have offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by Prudential or the Company for another form of policy or contract. These transactions are known as internal replacements. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the life of the new policies. If the terms of the new policies are not substantially similar to those of the former policy, the unamortized DAC on the surrendered policies is immediately charged to expense.

Securities loaned
Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the consolidated statements of financial position because the debtor typically has the right to redeem the collateral on short notice. Substantially all of the Company's securities loaned are with large brokerage firms.

Securities sold under agreements to repurchase
Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Separate Account Assets and Liabilities
Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. The assets consist of common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations and Comprehensive Income. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income".

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized Separate Account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

Contingencies
Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Insurance Revenue and Expense Recognition
Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For traditional life insurance contracts, a liability for future policy benefits is recorded using the net level premium method. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience.

Amounts received as payment for interest-sensitive life, individual annuities and guaranteed investment contracts are reported as deposits to "Policyholders' account balances". Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of deferred policy acquisition costs.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Foreign Currency Translation Adjustments
Assets and liabilities of the Taiwan branch are translated to U.S. dollars at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. Cumulative translation adjustments arising from the use of differing exchange rates from period to period are charged or credited directly to "Other comprehensive income (loss)." The cumulative effect of changes in foreign exchange rates are included in "Accumulated other comprehensive income (loss)".

Asset Management Fees
Through December 31, 2000, the Company received asset management fee income from policyholder account balances invested in The Prudential Series Funds ("PSF"), which are a portfolio of mutual fund investments related to the Company's Separate Account products (refer to Note 14). In addition, the Company receives fees from policyholder account balances invested in funds managed by companies other than Prudential. Asset management fees are recognized as income as earned.

Derivative Financial Instruments
Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market. See Note 11 for a discussion of the Company's use of derivative financial instruments and the related accounting and reporting treatment for such instruments.

Income Taxes
The Company and its subsidiary are members of the consolidated federal income tax return of Prudential and file separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.

New Accounting Pronouncements
In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." The Company has adopted the provisions of SFAS No. 140 relating to transfers and extinguishments of liabilities which are effective for periods occurring after March 31, 2001. The adoption did not have an effect on the results of operations of the Company.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the Company account for all business combinations in the scope of the statement using the purchase method. SFAS No. 142 requires that an intangible asset acquired either individually or with a group of other assets shall initially be recognized and measured based on fair value. An intangible asset with a finite life is amortized over its useful life to the reporting entity; an intangible asset with an indefinite useful life, including goodwill, is not amortized. All intangible assets shall be tested for impairment in accordance with the statement. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the nonamortization and amortization provisions of this statement. As of December 31, 2001, The Company does not have any goodwill or intangible assets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 eliminated the requirement that discontinued operations be measured at net realizable value or that entities include losses that have not yet occurred. SFAS No. 144 eliminated the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. An impairment for assets that are not considered to be disposed of is recognized only if the carrying amounts of long-lived assets are not recoverable and exceed their fair values. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations and cash flows that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively.

Reclassifications
Certain amounts in the prior years have been reclassified to conform to the current year presentation.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS

Fixed Maturities and Equity Securities:
The following tables provide additional information relating to fixed maturities and equity securities as of December 31:

                                                                              2001
                                                 ---------------------------------------------------------------
                                                                    Gross             Gross
                                                 Amortized        Unrealized        Unrealized      Estimated
                                                    Cost            Gains             Losses        Fair Value
                                                 -------------   --------------   --------------  --------------
                                                                         (In Thousands)
Fixed Maturities Available For Sale
U.S. Treasury Securities and Obligations of
     U.S. Government Corporations and
     Agencies                                     $ 303,606        $   1,496         $  1,648      $  303,454

Foreign Government Bonds                             27,332            2,122                -          29,454

Corporate Securities                              3,594,386          116,186           28,834       3,681,738

Mortgage-backed Securities                           10,148              160               61          10,247

                                                 ----------        ---------         --------      ----------
Total Fixed Maturities Available For Sale        $3,935,472        $ 119,964         $ 30,543      $4,024,893
                                                 ==========        =========         ========      ==========

Equity Securities Available For Sale             $      173        $     220         $     18      $      375
                                                 ==========        =========         ========      ==========

                                                                              2000
                                                  --------------------------------------------------------------
                                                                    Gross             Gross
                                                  Amortized       Unrealized       Unrealized       Estimated
                                                    Cost            Gains            Losses         Fair Value
                                                 --------------   ------------   --------------   --------------
                                                                        (In Thousands)
  Fixed Maturities Available For Sale
  U.S. Treasury Securities and Obligations of
       U.S. Government Corporations and
       Agencies                                   $  309,609        $ 7,888          $    17       $  317,480

  Foreign Government Bonds                           136,133          8,093              520          143,706

  Corporate Securities                             3,075,023         43,041           49,538        3,068,526

  Mortgage-backed Securities                          31,479            330                0           31,809

                                                  ----------        -------          -------       ----------
  Total Fixed Maturities Available For Sale       $3,552,244        $59,352          $50,075       $3,561,521
                                                  ==========        =======          =======       ==========

  Fixed Maturities Held To Maturity
  Corporate Securities                            $  324,546        $ 1,500          $ 5,412       $  320,634
                                                  ----------        -------          -------       ----------
  Total Fixed Maturities Held To Maturity         $  324,546        $ 1,500          $ 5,412       $  320,634
                                                  ==========        =======          =======       ==========

  Equity Securities Available For Sale            $   13,446        $   197          $ 2,839       $   10,804
                                                  ==========        =======          =======       ==========


Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)

The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2001 is shown below:

                                                         Available For Sale
                                               --------------------------------------
                                                  Amortized         Estimated Fair
                                                    Cost                 Value
                                               ---------------    -------------------
                                                         (In Thousands)

        Due in one year or less                 $   802,235            $   821,790

        Due after one year through five years     1,841,097              1,885,535

        Due after five years through ten years    1,026,709              1,045,693

        Due after ten years                         255,283                261,628

        Mortgage-backed securities                   10,148                 10,247
                                                -----------            -----------

        Total                                   $ 3,935,472            $ 4,024,893
                                                ===========            ===========

Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 2001, 2000, and 1999, were $2,380.4 million, $2,103.6 million, and $2,950.4 million, respectively. Gross gains of $40.3 million, $15.3 million, $13.1 million, and gross losses of $47.7 million, $33.9 million, and $31.1 million, were realized on those sales during 2001, 2000, and 1999, respectively.

Proceeds from the maturity of fixed maturities available for sale during 2001, 2000, and 1999, were $273.4 million, $170.2 million, and $126.5 million, respectively.

Writedowns for impairments which were deemed to be other than temporary for fixed maturities were $53.5 million, $12.3 million, and $11.2 million, for the years 2001, 2000 and 1999, respectively.

Due to the adoption of FAS 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001, the entire portfolio of fixed maturities classified as held to maturity were transferred to the available for sale category. The aggregate amortized cost of the securities was $324.5 million. Unrealized investment losses of $2.5 million, net of tax were recorded in "Accumulated Other Comprehensive income (loss)" at the time of transfer.

During 2000, certain securities classified as held to maturity were transferred to the available for sale portfolio. These actions were taken as a result of a significant deterioration in credit worthiness. The aggregate amortized cost of the securities transferred was $6.6 million. Gross unrealized investment losses of $0.3 million were recorded in "Accumulated Other Comprehensive income (loss)" at the time of transfer. Prior to transfer, impairments related to these securities, if any, were included in "realized investment losses, net". During the year ended December 31, 1999, there were no securities classified as held to maturity that were transferred. During the years ended December 31, 2001, 2000, and 1999, there were no securities classified as held to maturity that were sold.

Commercial Loans on Real Estate
The Company's commercial loans on real estate were collateralized by the following property types at December 31:

                                                        2001                            2000
                                             --------------------------      -------------------------
                                                                  (In Thousands)

         Retail Stores                           $  4,623      56.4%             $  5,615     60.2%

         Industrial Buildings                       3,567      43.6%                3,712     39.8%

                                             --------------------------      -------------------------
               Net Carrying Value                $  8,190     100.0%             $  9,327    100.0%
                                             ==========================      =========================

The concentration of commercial loans are in the states of Washington (47%), New Jersey (44%), and North Dakota (9%).

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)

Special Deposits and Restricted Assets
Fixed maturities of $2.9 million and $8.0 million at December 31, 2001 and 2000, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Equity securities restricted as to sale were $.2 million at December 31, 2001 and 2000, respectively.

Other Long-Term Investments
The Company's "Other long-term investments" of $84.3 million and $83.7 million as of December 31, 2001 and 2000, respectively, are comprised of joint ventures and limited partnerships, the Company's investment in the Separate Accounts and certain derivatives for other than trading. Joint ventures and limited partnerships totaled $35.8 million and $34.3 million at December 31, 2001 and 2000, respectively. The Company's share of net income from the joint ventures was $1.6 million, $.9 million, and $.3 million, for the years ended December 31, 2001, 2000 and 1999, respectively, and is reported in "Net investment income." The Company's investment in the Separate Accounts was $44.0 million and $46.9 million at December 31, 2001 and 2000, respectively.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                                              2001                2000              1999
                                                          ----------------   -----------------  ----------------
                                                                              (In Thousands)

  Fixed Maturities - Available For Sale                    $    279,477       $    237,042      $    188,236
  Fixed Maturities - Held To Maturity                                 -             26,283            29,245
  Equity Securities - Available For Sale                             71                 18                 -
  Commercial Loans On Real Estate                                   905              1,010             2,825
  Policy Loans                                                   48,149             45,792            42,422
  Short-Term Investments and Cash Equivalents                    24,253             29,582            19,208
  Other                                                           6,021             16,539             4,432
                                                          ----------------   -----------------  ----------------
  Gross Investment Income                                       358,876            356,266           286,368
       Less:  Investment Expenses                               (15,238)           (18,347)           (9,547)
                                                          ----------------   -----------------  ----------------
  Net Investment Income                                   $     343,638       $    337,919      $    276,821
                                                          ================   =================  ================


Realized investment losses, net including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:

                                                                2001                2000               1999
                                                          ----------------   -----------------  -----------------
                                                                               (In Thousands)

  Fixed Maturities - Available For Sale                     $    (60,924)      $    (34,600)     $    (29,192)
  Fixed Maturities - Held To Maturity                                  -               (212)              102
  Equity Securities - Available For Sale                             (56)               271               392
  Derivatives                                                     (1,396)            15,039            (1,557)
  Other                                                            1,900             (1,177)           (2,290)
                                                          ----------------   -----------------  -----------------

  Realized Investment Losses, Net                           $    (60,476)      $    (20,679)     $    (32,545)
                                                          ================   =================  =================

Securities Pledged to Creditors
The Company pledges investment securities it owns to unaffiliated parties through certain transactions including securities lending, securities sold under agreements to repurchase, and futures contracts. At December 31, 2001 and 2000, the carrying value of fixed maturities available for sale pledged to third parties as reported in the Consolidated Statements of Financial Position were $265.2 million and $287.8 million, respectively.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)." Changes in these amounts include reclassification adjustments to exclude from "Other Comprehensive income
(loss)," those items that are included as part of "Net income" for a period that also had been part of "Other Comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:

                                                                                                            Accumulated
                                                                                                               Other
                                                                                                           Comprehensive
                                                                                                           Income (Loss)
                                                               Deferred                      Deferred     Related To Net
                                            Unrealized          Policy      Policyholders'  Income Tax      Unrealized
                                           Gains(Losses)      Acquisition      Account      (Liability)     Investment
                                          On Investments         Costs         Balances       Benefit      Gains(Losses)
                                          ------------------ -------------  --------------  -----------   ---------------
                                                                            (In Thousands)
Balance, January 1, 1999                  $        25,169     $   (13,115)  $      2,680    $   (4,832)   $      9,902

Net investment gains(losses) on
investments arising during the period            (138,268)              -              -        47,785         (90,483)

Reclassification adjustment for
gains(losses) included in net income               28,698               -              -        (9,970)         18,728

Impact of net unrealized investment
gains(losses) on deferred policy
acquisition costs                                       -          53,407              -       (16,283)         37,124

Impact of net unrealized investment
gains(losses) on policyholders' account                 -               -         (5,712)        2,077          (3,635)
balances
                                          ---------------    ------------    -----------    ----------    ------------
Balance, December 31, 1999                        (84,401)         40,292         (3,032)       18,777         (28,364)

Net investment gains(losses) on
investments arising during the period              56,707               -              -       (21,539)         35,168

Reclassification adjustment for
gains(losses) included in net income               34,329               -              -       (13,039)         21,290

Impact of net unrealized investment
gains(losses) on deferred policy
acquisition costs                                       -         (39,382)             -        14,177         (25,205)

Impact of net unrealized investment
gains(losses) on policyholders' account                 -               -          2,877        (1,036)          1,841
balances
                                          ---------------    ------------    -----------    ----------    ------------
Balance, December 31, 2000                          6,635             910           (155)       (2,660)          4,730

Net investment gains(losses) on
investments arising during the period              22,007               -              -        (7,922)         14,085

Reclassification adjustment for
gains(losses) included in net income               60,980               -              -       (21,953)         39,027

Impact of net unrealized investment
gains(losses) on deferred policy
acquisition costs                                       -         (41,223)             -        14,840         (26,383)

Impact of net unrealized investment
gains(losses) on policyholders' account
balances                                                -               -          5,092        (1,833)          3,259
                                          ---------------    ------------    -----------    ----------    ------------
Balance, December 31, 2001                $        89,622    $    (40,313)   $     4,937    $  (19,528)   $     34,718
                                          ===============    ============    ============   ==========    =============

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

4.  DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

                                                                 2001             2000            1999
                                                                             (In Thousands)
Balance, Beginning of Year                                  $  1,132,653  $     1,062,785   $      861,713
Capitalization of Commissions, Sales and Issue Expenses          295,823          242,322          242,373
Amortization                                                    (156,092)        (129,049)         (96,451)
Change In Unrealized Investment (Gains) Losses                   (41,223)         (39,382)          53,407
Foreign Currency Translation                                       1,773           (4,023)           1,743
Transfer of Taiwan branch balance to an affiliated company       (73,104)               -                -
                                                            ------------  ---------------   --------------
Balance, End of Year                                        $  1,159,830  $     1,132,653   $    1,062,785
                                                            ============  ===============   ==============


5.  POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31, are as follows:

                                                             2001                2000
                                                           --------           ----------
                                                                   (In Thousands)
         Life Insurance - Domestic                         $500,974           $  429,825
         Life Insurance - Taiwan                            260,632              226,272
         Individual Annuities                                32,423               31,817
         Group Annuities                                     14,201               14,948
                                                           --------           ----------
                                                           $808,230           $  702,862
                                                           ========           ==========

Life insurance liabilities include reserves for death benefits. Annuity liabilities include reserves for annuities that are in payout status.


The following table highlights the key assumptions generally utilized in calculating these reserves:

            Product                         Mortality              Interest Rate        Estimation Method
--------------------------------   ----------------------------   ----------------  --------------------------

Life Insurance - Domestic          Generally rates guaranteed     2.5% to 11.25%    Net level premium based
Variable and Interest-Sensitive    in calculating cash                              on non-forfeiture
                                   surrender values                                 interest rate

Life Insurance - Domestic Term     Best estimate plus a            6.5% to 6.75%    Net level premium plus a
Insurance                          provision for adverse                            provision for adverse
                                   deviation                                        deviation

Life Insurance - International     Generally the Taiwan            6.25% to 7.5%    Net level premium plus a
                                   standard table plus a                            provision for adverse
                                   provision for adverse                            deviation.
                                   deviation

Individual Annuities               Mortality table varies         6.25% to 11.0%    Present value of
                                   based on the issue year of                       expected future payments
                                   the contract. Current                            based on historical
                                   table (for 1998 & later                          experience
                                   issues) is the Annuity
                                   2000  Mortality Table with
                                   certain modifications

Group Annuities                    1950 & 1971 Group Annuity          14.75%        Present value of
                                   Mortality Table with                             expected future payments
                                   certain modifications                            based on historical
                                                                                    experience

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Policyholders' account balances at December 31, are as follows:


                                                          2001                     2000
                                                   -------------------      -------------------
                                                                 (In Thousands)

         Interest-Sensitive Life Contracts             $  1,976,710             $  1,886,714
         Individual Annuities                               976,237                  859,996
         Guaranteed Investment Contracts                    994,743                  899,958
                                                       ------------             ------------
                                                       $  3,947,690             $  3,646,668
                                                       ============             ============


Policyholders' account balances for interest-sensitive life, individual annuities, and guaranteed investment contracts are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges.

Certain contract provisions that determine the policyholder account balances are as follows:

            Product                            Interest Rate                Withdrawal / Surrender Charges
---------------------------------   ------------------------------------  ------------------------------------

Interest Sensitive Life Contracts              3.0% to 6.75%              Various up to 10 years

Individual Annuities                           3.0% to 16.0%              0% to 7% for up to 9 years

Guaranteed Investment Contracts               4.32% to 8.03%              Subject to market value withdrawal
                                                                          provisions for any funds withdrawn
                                                                          other than for benefit responsive
                                                                          and contractual payments


Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

6.  REINSURANCE

The Company participates in reinsurance, with Prudential and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company or the insurance subsidiary as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote. The affiliated reinsurance agreements, including the Company's reinsurance of all its Taiwanese business, are described further in
Note 14.

Reinsurance amounts included in the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, are as follows:

                                                          2001               2000              1999
                                                    ----------------   ----------------  ----------------
                                                                        (In Thousands)
       Domestic:
       Reinsurance premiums ceded - affiliated           $   (9,890)       $    (7,641)      $    (5,630)
       Reinsurance premiums ceded - unaffiliated            (13,399)            (2,475)                -
       Policyholders' benefits ceded                         10,803              3,558             3,140

       Taiwan after the transfer:
       Reinsurance premiums ceded -affiliated               (82,433)                 -                 -
       Policyholders' benefits ceded-affiliated              12,859                  -                 -

       Taiwan before the transfer:
       Reinsurance premiums ceded - affiliated                 (107)            (1,573)           (1,252)
       Reinsurance premiums ceded -unaffiliated                (167)            (2,830)           (1,745)
       Policyholders' benefits ceded                             71              1,914             1,088
       Reinsurance premiums assumed                             162              1,671             1,778


Reinsurance recoverables, included in the Company's Consolidated Statements of Financial Position at December 31, were as follows:

                                                              2001                 2000
                                                       -------------------   -----------------
                                                                    (In Thousands)

         Domestic Life Insurance -                          $    11,014          $    8,765
         affiliated
         Domestic Life Insurance -                               14,850               2,037
         unaffiliated
         Other Reinsurance - affiliated                          14,201              14,948

         Taiwan Life Insurance-affiliated                       260,632                   -
         Taiwan Life Insurance-unaffiliated                           -               5,818
                                                            -----------          ----------
                                                            $   300,697          $   31,568
                                                            ===========          ==========

The gross and net amounts of life insurance in force at December 31, were as follows:

                                                        2001                 2000                  1999
                                                        ----                 ----                  ----
                                                                        (In Thousands)

         Life Insurance Face Amount In Force        $  84,317,628         $ 66,327,999          $ 54,954,680
         Ceded To Other Companies                     (25,166,264)          (7,544,363)           (2,762,319)
                                                    -------------         ------------          ------------
         Net Amount of Life Insurance In Force      $  59,151,364         $ 58,783,636          $ 52,192,361
                                                    =============         ============          ============

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7.  EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans
The Company had a non-contributory defined benefit pension plan that covered substantially all of its Taiwanese employees. The pension plan was transferred to an affiliate on January 31, 2001 as described in Note 14. This plan was established as of September 30, 1998 and the projected benefit obligation and related expenses at December 31, 2000 were not material to the Consolidated Statements of Financial Position or results of operations for the years presented. All other employee benefit costs are allocated to the Company by Prudential in accordance with the service agreement described in Footnote 14.


8.  INCOME TAXES

The components of income taxes for the years ended December 31, are as follows:

                                                               2001                2000              1999
                                                           -----------         ------------       -----------
                                                                              (In Thousands)
     Current Tax Expense (Benefit):
        U.S.                                               $ (100,946)           $   8,588        $  (14,093)
        State and Local                                         1,866                   38               378
        Foreign                                                   124                   35                15
                                                           ----------            ---------        ----------
        Total                                                 (98,956)               8,661           (13,700)
                                                           ----------            ---------        ----------


     Deferred Tax Expense (Benefit):
        U.S.                                                   76,155               43,567            42,320
        State and Local                                        (2,454)               2,204             1,316
                                                           ----------            ---------        ----------
        Total                                                  73,701               45,771            43,636
                                                           ----------            ---------        ----------

      Total Income Tax Expense                             $  (25,255)          $   54,432        $   29,936
                                                           ==========           ==========        ==========


The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:

                                                              2001                2000               1999
                                                           ------------        -----------       -----------
                                                                              (In Thousands)

     Expected Federal Income Tax Expense                   $    14,814         $    55,275       $    29,936
         State and Local Income Taxes                             (382)              1,457             1,101
         Non taxable investment income                         (38,693)             (6,443)           (1,010)
         Incorporation of Taiwan Branch                         (1,774)                  -                 -
         Other                                                     780               4,143               (91)
                                                           -----------         -----------       -----------
         Total Income Tax Expense                          $   (25,255)        $    54,432       $    29,936
                                                           ===========         ===========       ===========

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

8.  INCOME TAXES (continued)

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                               2001                    2000
                                                            ----------              ----------
                                                                      (In Thousands)
              Deferred Tax Assets
                   Insurance Reserves                       $   43,317              $  100,502
                   State Net Operating Losses                    5,642                   1,400
                   Other                                         9,309                   8,610
                                                            ----------              ----------
                   Deferred Tax Assets                          58,268                 110,512
                                                            ----------              ----------

              Deferred Tax Liabilities
                   Deferred Acquisition Costs                  324,082                 324,023
                   Net Unrealized Gains on Securities           32,264                   2,389
                   Investments                                  20,644                  19,577
                                                            ----------              ----------
                   Deferred Tax Liabilities                    376,990                 345,989
                                                            ----------              ----------

              Net Deferred Tax Liability                    $  318,722              $  235,477
                                                            ==========              ==========

Management believes that based on its historical pattern of taxable income, the Company and its subsidiary will produce sufficient income in the future to realize its deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 2001 and 2000, the Company and its subsidiary had no federal operating loss carryforwards for tax purposes. At December 31, 2001 and December 31, 2000, the Company had state operating loss carryforwards for tax purposes of $369 million and $91 million, which expire by 2021 and 2020, respectively.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1992. The Service has examined the years 1993 through 1995. Discussions are being held with the Service with respect to proposed adjustments. Management, however, believes there are adequate defenses against, or sufficient reserves to provide for such adjustments. The Service has completed its examination of 1996 and has begun its examination of 1997 through 2000.


9.  STATUTORY NET INCOME AND SURPLUS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance and the New Jersey Department of Banking and Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net income (loss) of the Company amounted to $71.5 million, $(50.5) million, and $(82.3) million for the years ended December 31, 2001, 2000, and 1999, respectively. Statutory surplus of the Company amounted to $728.7 million and $849.6 million at December 31, 2001 and 2000, respectively.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance ("Codification"), which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in certain areas. The Company has adopted the Codification guidance effective January 1, 2001. As a result of these changes, the Company reported an increase to statutory surplus of $88 million, primarily relating to the recognition of deferred tax assets.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Estimated fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the estimated fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).

Fixed maturities and Equity securities
Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Generally, fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

Commercial loans on real estate
The estimated fair value of the portfolio of commercial loans on real estate is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality loan.

Policy loans
The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment contracts
For guaranteed investment contracts, estimated fair values are derived using discounted projected cash flows, based on interest rates being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For individual deferred annuities and other deposit liabilities, fair value approximates carrying value.

Derivative financial instruments
Refer to Note 11 for the disclosure of fair values on these instruments.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:


                                                          2001                                 2000
                                           -----------------------------------    -------------------------------
                                               Carrying          Estimated            Carrying       Estimated
                                                Value            Fair Value            Value         Fair Value
                                           ----------------  -----------------    --------------- ---------------
                                                                        (In Thousands)
Financial Assets:
   Fixed Maturities:  Available For Sale     $ 4,024,893       $  4,024,893       $  3,561,521    $  3,561,521
   Fixed Maturities:  Held To Maturity                 -                  -            324,546         320,634
   Equity Securities                                 375                375             10,804          10,804
   Commercial Loans on Real Estate                 8,190             10,272              9,327          10,863
   Policy Loans                                  874,065            934,203            855,374         883,460
   Short-Term Investments                        215,610            215,610            202,815         202,815
   Cash and Cash Equivalents                     374,185            374,185            453,071         453,071
   Separate Account Assets                    14,920,584         14,920,584         16,230,264      16,230,264

Financial Liabilities:
   Investment Contracts                        2,003,265          2,053,259          1,762,794       1,784,767
   Cash Collateral for Loaned Securities         190,022            190,022            185,849         185,849
   Securities Sold Under Repurchase               80,715             80,715            104,098         104,098
   Agreements
   Separate Account Liabilities               14,920,584         14,920,584         16,230,264      16,230,264



11.  DERIVATIVE AND OFB-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

Adoption of Statement of Financial Accounting Standards No. 133

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, on January 1, 2001. The adoption of this statement did not have a material impact on the results of operations of the Company.

Accounting for Derivatives and Hedging Activities

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market. Derivatives may be held for trading purposes or held for purposes other than trading. All of the Company's derivatives are held for purposes other than trading.

Derivatives held for purposes other than trading are used to seek to reduce exposure to interest rates and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. Other than trading derivatives are also used to manage the characteristics of the Company's asset/liability mix, and to manage the interest rate and currency characteristics of invested assets.

Derivatives held for purposes other than trading are recognized on the Consolidated Statements of Financial Position at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a foreign currency or cash flow hedge ("foreign currency" hedge), (4) a hedge of a net investment in a foreign operation, or (5) a derivative that does not qualify for hedge accounting. As of December 31, 2001, none of the Company's derivatives qualify for hedge accounting treatment.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11.  DERIVATIVE AND OFB-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

If a derivative does not qualify for hedge accounting, it is recorded at fair value in "Other long-term investments" or "Other liabilities" in the Consolidated Statements of Financial Position, and changes in fair value are included in earnings without considering changes in fair value of the hedged assets or liabilities. See "Types of Derivative Instruments" for further discussion of the classification of derivative activity in current earnings.

Types of Derivative Instruments

Interest Rate Swaps
The Company uses interest rate swaps to reduce market risk from changes in interest rates and to manage interest rate exposures arising from mismatches between assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date. The fair value of swap agreements is estimated based on proprietary pricing models or market quotes.

If the criteria for hedge accounting are not met, the swap agreements are accounted for at fair value with changes in fair value reported in "Realized investment losses, net" in the Consolidated Statement of Operations. During the period that interest rate swaps are outstanding, net receipts or payments are include in" Net investment income" in the Consolidated Statement of Operations.

Futures and Options
The Company uses exchange-traded Treasury futures and options to reduce market risk from changes in interest rates, and to manage the duration of assets and the duration of liabilities supported by those assets. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which are determined by the value of designated classes of Treasury securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures and options is based on market quotes.

Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

If futures meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in "Realized investment losses, net."

When the Company anticipates a significant decline in the stock market which will correspondingly affect its diversified portfolio, it may purchase put index options where the basket of securities in the index is appropriate to provide a hedge against a decrease in the value of the equity portfolio or a portion thereof. This strategy effects an orderly sale of hedged securities. When the Company has large cash flows which it has allocated for investment in equity securities, it may purchase call index options as a temporary hedge against an increase in the price of the securities it intends to purchase. This hedge permits such investment transactions to be executed with the least possible adverse market impact.

Option premium paid or received is reported as an asset or liability and amortized into income over the life of the option. If options meet the criteria for hedge accounting, changes in their fair value are deferred and recognized as an adjustment to the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are recognized as an adjustment to interest income or expense of the hedged item. If the options do not meet the criteria for hedge accounting, they are fair valued, with changes in fair value reported in current period earnings.

Pruco Life Insurance Company and Subsidiary


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11.  DERIVATIVE AND OFB-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

Currency Derivatives
The Company uses currency swaps to reduce market risk from changes in currency values of investments denominated in foreign currencies that the Company either holds or intends to acquire and to manage the currency exposures arising from mismatches between such foreign currencies and the US Dollar.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

If currency swaps are effective as hedges of foreign currency translation and transaction exposures, gains or losses are recorded in a manner similar to the hedged item. If currency swaps do not meet hedge accounting criteria, gains or losses from those derivatives are recognized in "Realized investment (losses) gains, net."

The table below summarizes the Company's outstanding positions by derivative instrument types as of December 31, 2001 and 2000. All amounts presented have been classified as other than trading based on management's intent at the time of contract and throughout the life of the contract.


                         Other than Trading Derivatives
                           December 31, 2001 and 2000
                                 (In Thousands)

                                                2001                                           2000
                            --------------------------------------------------------------------------------------------
                                              Estimated       Carrying                      Estimated       Carrying
                               Notional      Fair Value        Value         Notional       Fair Value        Value
Non-Hedge Accounting
---------------------------

Swap Instruments
Interest Rate
    Asset                        $   9,470       $    638        $    638      $   9,470        $    327       $    327
    Liability                            -              -               -              -               -              -
Currency
    Asset                           24,785          3,858           3,858              -               -              -
    Liability                            -              -               -              -               -              -
Future Contracts
US Treasury Futures
    Asset                           76,800            394             394        139,800           3,530          3,530
    Liability                       64,500            238             238         61,900           1,067          1,067

Hedge Accounting
---------------------------

Swap Instruments
Currency
    Asset                                -              -               -         28,326           1,633          2,155
    Liability                            -              -               -              -               -              -

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11.  DERIVATIVE AND OFB-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

Credit Risk
The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts are with investment grade counterparties. As of December 31, 2001, 86% of notional consisted of interest rate derivatives, and 14% of notional consisted of foreign currency derivatives.


12. CONTINGENCIES AND LITIGATION

Prudential and the Company are subject to legal and regulatory actions in the ordinary course of their businesses, including class actions. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to the Company and Prudential and that are typical of the businesses in which the Company and Prudential operate. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against the Company and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including the Company entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied. While the approval of the class action settlement is now final, Prudential and the Company remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to its sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

As of December 31, 2001, Prudential and/or the Company remained a party to approximately 44 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. In addition, there were 19 sales practices actions pending that were filed by policyholders who were members of the class and who failed to "opt out" of the class action settlement. Prudential and the Company believe that those actions are governed by the class settlement release and expects them to be enjoined and/or dismissed. Additional suits may be filed by class members who "opted out" of the class settlements or who failed to "opt out" but nevertheless seek to proceed against Prudential and/or the Company. A number of the plaintiffs in these cases seek large and/or indeterminate amounts, including punitive or exemplary damages. Some of these actions are brought on behalf of multiple plaintiffs. It is possible that substantial punitive damages might be awarded in any of these actions and particularly in an action involving multiple plaintiffs.

Prudential has indemnified the Company for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13.  DIVIDENDS

The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any twelve month period without notification or approval is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations, the Company would not be permitted a dividend distribution until December 29, 2002.

During 2001, the Company received approval from the Arizona Department of Insurance to pay an extraordinary dividend to Prudential of $108 million.


14.  RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations
All of the Company's expenses are allocations or charges from Prudential or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses, retail distribution expenses and asset management fees.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential to process transactions on behalf of the Company. Prudential and the Company operate under service and lease agreements whereby services of officers and employees (except for those agents employed directly by the Company in Taiwan), supplies, use of equipment and office space are provided by Prudential. The Company is allocated estimated distribution expenses from Prudential's retail agency network for both its domestic life and annuity products. The Company has capitalized the majority of these distribution expenses as deferred policy acquisition costs. Beginning April 1, 2000, Prudential and the Company agreed to revise the estimate of allocated distribution expenses to reflect a market based pricing arrangement.

In accordance with a profit sharing agreement with Prudential that was in effect through December 31, 2000, the Company received fee income from policyholder account balances invested in the Prudential Series Funds ("PSF"). These revenues were recorded as "Asset management fees" in the Consolidated Statements of Operations and Comprehensive Income. The Company was charged an asset management fee by Prudential Global Asset Management ("PGAM") and Jennison Associates LLC ("Jennison") for managing the PSF portfolio. These fees are a component of "general, administrative and other expenses."

On September 29, 2000, the Board of Directors for the Prudential Series Fund, Inc. ("PSFI") adopted resolutions to terminate the existing management agreement between PSFI and Prudential, and has appointed another subsidiary of Prudential as the fund manager for the PSF. The change was approved by the shareholders of PSF during early 2001 and effective January 1, 2001. The Company no longer receives fees associated with the PSF. In addition, the Company will no longer incur the asset management expense from PGAM and Jennison associated with the PSF.

Corporate Owned Life Insurance
The Company has sold three Corporate Owned Life Insurance ("COLI") policies to Prudential. The cash surrender value included in Separate Accounts was $647.2 million and $685.9 million at December 31, 2001 and December 31, 2000, respectively. The fees received related to the COLI policies were $7.0 million and $9.6 million for the years ending December 31, 2001 and 2000.

Pruco Life Insurance Company and Subsidiary

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

14.  RELATED PARTY TRANSACTIONS (continued)

Reinsurance
The Company currently has four reinsurance agreements in place with Prudential and affiliates. Specifically, the Company has a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract. In addition, there are two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the periods ended December 31, 2001 or 2000. The fourth agreement, which is new for 2001, is described in the following paragraphs.

On January 31, 2001, the Company transferred all of its assets and liabilities associated with the Company's Taiwan branch including Taiwan's insurance book of business to an affiliated Company, Prudential Life Insurance Company of Taiwan Inc. ("Prudential of Taiwan"), a wholly owned subsidiary of the Holding Company.

The mechanism used to transfer this block of business in Taiwan is referred to as a "full acquisition and assumption" transaction. Under this mechanism, the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet-matured obligations. Prudential of Taiwan is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company. The transfer of the insurance related assets and liabilities was accounted for as a long-duration coinsurance transaction under accounting principles generally accepted in the United States. Under this accounting treatment, the insurance related liabilities remain on the books of the Company and an offsetting reinsurance recoverable is established.

As part of this transaction, the Company made a capital contribution to Prudential of Taiwan in the amount of the net equity of the Company's Taiwan branch as of the date of transfer. In July 2001, the Company dividended its interest in Prudential of Taiwan to Prudential.

Premiums and benefits ceded for the period ending December 31, 2001 from the Taiwan coinsurance agreement were $82.4 million and $12.9 million, respectively.

Debt Agreements
In July 1998, the Company established a revolving line of credit facility of up to $500 million with Prudential Funding LLC, a wholly owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 2001 or December 31, 2000.

                        Report of Independent Accountants



   To the Board of Directors and Stockholder of Pruco Life Insurance Company

   In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pruco Life Insurance Company (a wholly-owned subsidiary of The Prudential Insurance Company of America) and its subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



   PricewaterhouseCoopers LLP
   New York, New York
   February 21, 2002

                                     PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     REPRESENTATION WITH RESPECT TO CHARGES

Pruco Life Insurance Company ("Pruco Life") represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, being the state of organization of Pruco Life, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et seq. of the Arizona Statutes Annotated. The text of Pruco Life's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to
Exhibit 3(ii) to its Form 10-Q, SEC File No. 33-37587, filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of XX pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:

      1.    PricewaterhouseCoopers, LLP

      2.    Clifford E. Kirsch, Esq.

      3.    Pamela A. Schiz, FSA, MAAA

The following exhibits:

      1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

            A.    (1)   (a)   Resolution of Board of Directors of Pruco Life
                              Insurance Company establishing the Pruco Life
                              Variable Universal Account. (Note 5)
                        (b)   Amendment of Separate Account Resolution. (Note 1)
                  (2)   Not Applicable.
                  (3)   Distributing Contracts:
                        (a)   Distribution Agreement between Pruco Securities
                              Corporation and Pruco Life Insurance Company.
                              (Note 5)
                        (b)   Proposed form of Agreement between Pruco
                              Securities Corporation and independent brokers
                              with respect to the Sale of the Contracts.
                              (Note 1)
                        (c)   Schedule of Sales Commissions. (Note 1)
                  (4)   Not Applicable.
                  (5)   Variable Universal Life Insurance Contract. (Note 9)
                  (6)   (a)   Articles of Incorporation of Pruco Life Insurance
                              Company, as amended October 19, 1993. (Note 4)
                        (b)   By-laws of Pruco Life Insurance Company, as
                              amended May 6, 1997. (Note 6)
                  (7)   Not Applicable.
                  (8)   Not Applicable.
                  (9)   Not Applicable.
                  (10)  (a)   Application Form for Variable Universal Life
                              Insurance Contract. (Note 7)
                        (b)   Supplement to the Application for Variable
                              Universal Life Insurance Contract. (Note 7)
                  (11)  Not Applicable.
                  (12)  Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)
                  (13)  Available Contract Riders and Endorsements.
                        (a)   Rider for Flexible Term Insurance Benefit of Life
                              of Insured - VL 197B (Note 1)
                        (b)   Rider for Flexible Term Insurance Benefit of Life
                              of Insured - VL 197B2 (Note 1)
                        (c)   Endorsement providing Type C Death Benefit
                              Provisions (Note 9)

      2.    See Exhibit 1.A.(5).

      3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 1)

      4.    None.

      5.    Not Applicable.

      6. Opinion and Consent of Pamela A. Schiz, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 1)

      7.    Powers of Attorney.

            (a)   Vivian L. Banta, Richard J. Carbone, Helen M. Galt (Note 2)
            (b)   James J. Avery, Jr. (Note 3)
            (c) William J. Eckert, IV, Ronald P. Joelson, David R. Odenath, Jr. (Note 8)

(Note 1)    Filed herewith.

(Note 2) Incorporated by reference to Post-Effective Amendment No. 5 to Form S-6, Registration No. 333-85115, filed June 28, 2001 on behalf of the Pruco Life Variable Universal Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.

(Note 4) Incorporated by reference to Form S-6, Registration No. 333-07451, filed July 2, 1996 on behalf of the Pruco Life Variable Appreciable Account.

(Note 5) Incorporated by reference to Post-Effective Amendment No. 10 to Form S-6, Registration No. 33-29181, filed April 28, 1997 on behalf of the Pruco Life Variable Universal Account.

(Note 6) Incorporated by reference to Form 10-Q, Registration No. 33-37587, filed August 15, 1997 on behalf of the Pruco Life Insurance Company.

(Note 7) Incorporated by reference to Form S-6, Registration No. 333-85115, filed on August 13, 1999 on behalf of the Pruco Life Variable Universal Account.

(Note 8) Incorporated by reference to Form N-4, Registration No. 333-52754, filed on December 26, 2000 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 9) Incorporated by reference to Form S-6, Registration No. 333-49332, filed November 3, 2000 on behalf of the Pruco Life variable Universal Account.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life Variable Universal Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 12th day of September, 2002.

(Seal)                                    Pruco Life Variable Universal Account
                                                      (Registrant)

                                            By: Pruco Life Insurance Company
                                                       (Depositor)


Attest: /s/ Thomas C. Castano             By: /s/ Andrew J. Mako
       ----------------------------          -----------------------------------
       Thomas C. Castano                     Andrew J. Mako
       Assistant Secretary                   Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 12th day of September, 2002.

           Signature and Title
           -------------------

/s/ *
-------------------------------------------
Vivian L. Banta
President, Chairperson, and Director


/s/ *
-------------------------------------------
William J. Eckert, IV
Vice President and Chief Accounting Officer


/s/*                                               *By: /s/ Thomas C. Castano
-------------------------------------------            -------------------------
James J. Avery, Jr.                                     Thomas C. Castano
Director                                                (Attorney-in-Fact)


/s/ *
-------------------------------------------
Richard J. Carbone
Director


/s/ *
-------------------------------------------
Helen M. Galt
Director


/s/ *
-------------------------------------------
Ronald P. Joelson
Director


/s/ *
-------------------------------------------
David R. Odenath, Jr.
Director

                       Consent of Independent Accountants

We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-6 (the "Registration Statement") of our report dated February 21, 2002, relating to the consolidated financial statements of Pruco Life Insurance Company and its subsidiaries, which appears in such Prospectus.

We also consent to the reference to us under the heading "Experts" in the Prospectus.

PricewaterhouseCoopers LLP

New York, New York
September 17, 2002


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

                                  EXHIBIT INDEX

      Consent of PricewaterhouseCoopers LLP, independent accountants.

 1.A.(1)(b)         Amendment of Separate Account Resolution.

 1.A.(3)(b)         Proposed form of Agreement between Pruco Securities
                    Corporation and independent brokers with respect to the Sale of the Contracts.

 1.A.(3)(c)         Schedule of Sales Commissions

  1.A.(12).         Memorandum describing Pruco Life Insurance Company's
                    issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).

1.A.(13)(a)         Rider for Flexible Term Insurance Benefit on Life of Insured
                    - VL197B.

1.A.(13)(b)         Rider for Flexible Term Insurance Benefit on Life of Insured
                    - VL 197B2.

         3. Opinion and Consent of Clifford E. Kirsch, Esq. As to the legality of the securities being registered.

         6. Opinion and Consent of Pamela A. Schiz, MAAA, FSA, as to the actuarial matters pertaining to the securities being registered.


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